     As filed with the Securities and Exchange Commission on June 16, 1999.

                                                               File No. 1-14963
================================================================================

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                 Amendment No. 1
                                       to
                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
            OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b) OR 12(g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                           --------------------------

                            ConMat Technologies, Inc
                 ----------------------------------------------
                 (Name of Small Business Issuer in its Charter)


         Florida                                         23-2999072
-------------------------------             -----------------------------------
(State or Other Jurisdiction of             (I.R.S. Employer Identification No.)
Incorporation or Organization)


            Franklin Avenue and Grant Streets, Phoenixville, PA     19460
            ---------------------------------------------------------------
               (Address of Principal Executive Offices)          (Zip Code)

                                 (610) 935-0225
                            -------------------------
                            Issuer's Telephone Number


Securities to be registered pursuant to Section 12(b) of the Act:  None

Securities to be registered pursuant to Section 12(g) of the Act:


             Title of Each Class          Name of Each Exchange on
             to be so Registered          Which Each Class is to be Registered
             -------------------          ------------------------------------
              Common Stock                      Nasdaq OTC Bulletin Board

Item 1.  Description of Business.

General

ConMat Technologies, Inc. ("ConMat"), formerly known as EPL Systems, Inc., was incorporated in Florida in 1986. ConMat is not an operating company and does not have significant assets or conduct significant business except through its wholly-owned subsidiary. In December 1998, ConMat acquired 100% of the common stock of Polychem Corporation ("Polychem") from The Eastwind Group, Inc. ("Eastwind"). See "Acquisition of Polychem." ConMat's strategy is to build a material technology company focused on the development and manufacture of proprietary custom engineered plastics and composite products to industrial end users with a special emphasis on the wastewater treatment marketplace. ConMat's acquisition of Polychem is the first step in executing this strategy. ConMat plans to execute a growth strategy combining internal new product development and corporate acquisitions. The principal executive offices of ConMat are located at Franklin Avenue and Grant Streets, Phoenixville, PA 19460. The telephone number is (610) 935-0225.

As of June 10, 1999, ConMat and Polychem have a total of 77 full-time employees.

Acquisition of Polychem

On December 8, 1998, ConMat acquired 100% of the common stock of Polychem from Eastwind. The basic structure and terms of the transaction were as follows:

         o ConMat acquired all of the outstanding shares of common stock of Polychem from Eastwind in exchange for (i) 1,000,000 shares of newly issued common stock of ConMat and (ii) 1,333,333 shares of newly issued Series A convertible preferred stock of ConMat ("Series A Preferred Stock").

         o        ConMat assumed and discharged the following liabilities of
                  Eastwind: (i) $160,000 owed to Paul A. DeJuliis, Eastwind's former Chairman and Chief Executive Officer, who is the current Chairman and Chief Executive Officer of ConMat, discharged by the issuance to Mr. DeJuliis of 53,333 shares of Series A Preferred Stock; (ii) $100,000 owed to Clifton Capital, Ltd., discharged by the payment to Clifton Capital, Ltd. of $100,000; and (iii) $500,000 owed to Mentor Special Situation Fund, L.P. ("Mentor"), discharged by the issuance to Mentor of 166,667 shares of newly issued Series B preferred stock of ConMat and Series B Warrants to purchase 166,667 shares of common stock. In addition, Mentor Management Company exchanged warrants to purchase 30,000 shares of Eastwind common stock for warrants to purchase 30,000 shares of ConMat common stock.

         o Prior to the acquisition, Eastwind had caused Polychem to distribute to Eastwind approximately $940,000. As part of the acquisition, Eastwind agreed to repay these distributions with interest, or forego a portion of the Series A Preferred Stock issued to it as an adjustment to the purchase price. To reflect this agreement, Eastwind issued to Polychem a promissory note in the amount of $940,000, secured by the pledge of 313,333 shares of Series A Preferred Stock. This Note accrues interest at 8% per year and principal and interest are due and payable November 30, 2000. ConMat has determined that in lieu of receiving repayment of the prior distributions, it will obtain most if not all of the pledged shares. The amounts previously paid to Eastwind have been accounted for as distributions by Polychem to Eastwind in the form of dividends. Under the pledge, Polychem has the right to sell the pledged shares subject to applicable law.


Polychem

General. Polychem is a wholly-owned subsidiary of ConMat. Polychem was originally formed in February 1995 by its former owner for the purpose of acquiring substantially all of the assets and business of The Polychem Division of The Budd Company. Polychem, which has been in business since 1955, develops and manufactures custom engineered plastic molded products which are marketed primarily to wastewater treatment plants, as well as to other industrial users.

Products. Polychem engineers and produces an extensive line of plastic molded products that are used in a variety of industrial markets. Polychem's typical products include, among others, complete non-metallic rectangular clarifier component systems for water and wastewater treatment operations. Polychem's clarifier component systems are primarily used for the removal of sediment and solids from wastewater. The clarifier systems are, in effect, settling tanks through which water passes, allowing suspended solids to settle. These systems are comprised of non-metallic chain, sprockets, stub shafts, wear shoes and other products fabricated to customer specifications. Polychem also produces cast nylon elevator buckets for the handling of foundry sand, aggregate, and glass cullet; phenolic sprockets and pulleys for agricultural and mining equipment; bearings for steel mills; extruded thermoset profiles for aircraft applications; and molded conveyor chains and accessories for food packaging, water and wastewater treatment and other material handling applications. Most of the nylon buckets, steel mill bearings and table-top conveyor chains are sold as off-the-shelf items to steel mills and distributors. The majority of the balance of Polychem's products are produced for use in a complete system of wastewater treatment clarifier equipment that Polychem sells to its customers. Such a complete system is usually built to customer specifications and sold under an order selected from competitive bids. The reaction injection molded ("RIM") nylon products and the injected molded products account for between 80% and 90% of Polychem's sales; compression molded products comprise the balance of the business. The average life expectancy of Polychem's typical products is ten years. The cost of Polychem's systems varies based on the scope of the system and the end user modifications required. The cost of a system generally ranges from $20,000 to $45,000. In addition to its existing products, Polychem continues to explore new product applications. Polychem currently has one product designed for use in the automotive industry entering the test market phase and two wastewater treatment products in the feasibility study stage.

Wastewater treatment plants are primarily used to clean sewage and return water to general public use. Wastewater treatment plants are generally owned by municipalities or water authorities. There are over 15,000 wastewater treatment plants in the United States. Polychem estimates that globally there are 30,000 to 50,000 plants. In the United States, an estimated $22 billion is spent on wastewater treatment plants annually, while an estimated $83 billion is spent annually on a global basis.

Polychem provides quotes to contractors for components for approximately 400 wastewater treatment projects each year. Project contracts typically are awarded on a competitive bid basis. In some cases, the municipality or its engineer determines, based on price, reliability, system flexibility or other factors, that certain components must come from a specific manufacturer. If Polychem products are so required, the successful bidder has to buy the specified components from Polychem. In most cases a particular manufacturer is not specified, and the successful bid is selected on such factors as price, system adaptability and reputation. Historically, Polychem products are used in approximately 25% of the projects for which Polychem provides quotes. Polychem does not bid directly for new projects, but rather supplies its products to a contracting engineer, who in turn bids for new projects. Polychem bids directly for replacement products. Of the approximately 400 bids submitted annually, approximately 60% are for replacement parts and 40% are new projects. New projects account for approximately 75% of Polychem's revenues.

Manufacturing Processes. Polychem's plant is equipped and organized to accommodate the manufacturing cycle through which raw materials are converted into finished product. Raw materials are stored in tanks inside and outside the facility. The manufacturing cycle begins with the mixing of raw materials, which are then sent to the Molding Department. In the Molding Department, products are molded in batches by one of the following three processes:

         o RIM molding, which produces nylon buckets, stub shafts, and sprockets. In RIM molding, a compound containing a catalyst and a compound containing a promoter are mixed in the mold where a reaction takes place; the combination and percentage of base chemicals and additives determine the properties of the final product;

         o Compression molding, which produces phenolic steel mill bearings, timing gears, timing pulleys and other molded products. In the compression molding process, phenolic macerate or phenolic laminate is placed in heated molds (approximately 325 degrees) and cured for a specific period of time at pressures up to 3000 PSI; and

         o Injection molding, which produces engineered resin parts used for wastewater drives, collector chains and tabletop conveyor chains. In injection molding, engineered plastic materials are melted and injected into the mold at a controlled temperature and rate. Once in the mold, the plastic is cooled to a shape reflecting the cavity.

Products are then sent to the Fabricating Department for machining and assembly. Polychem's plant operates on a three-shift basis. Most of the employees have been trained to operate all of the various equipment in their departments, which gives Polychem additional flexibility in scheduling personnel to meet production needs as they arise.

Marketing and Customers. Polychem was originally a manufacturer of a complete line of industrial laminates, automotive timing gears, vulcanized fibre and teflon and silicon tape. In the early 1980's, Polychem identified the wastewater treatment industry as a potential market and began to shift its focus to manufacturing products designed for such market. By 1992, wastewater products became Polychem's dominant revenue producer and presently the revenues from wastewater products comprise 85% of Polychem's annual sales volume. The wastewater treatment market is global in nature, and Polychem presently sells products internationally in Western Europe, Asia and South America and is expanding into Eastern Europe, the Middle East and Africa.

In addition to non-metallic clarifier component systems for wastewater treatment, Polychem markets its traditional products (such as plastic chain, compression molded phenolic and injection molded plastic components, RIM-processed nylon buckets, phenolic bearings and corrugated fibre products) to the food processing, electronics, steel, automotive, chemical, printing, aerospace, and consumer products industries, among others.

Polychem markets its plastic chain, cast nylon buckets, steel mill bearings and compression molded phenolics primarily through distributors. The balance of its products, including its wastewater treatment component systems, are sold primarily through Polychem's internal sales force, which consists of approximately ten employees. Domestic distributors are paid a percentage of sales ranging from 5% to 15%. Internationally, distributors are compensated on a buy and sell arrangement. In effect, Polychem sells to the distributor who, in turns, resells to the ultimate buyer. The distributor earns the difference between its purchase price and the sales price to the buyer. Polychem's internal sales force receives a base salary and a bonus based on their individual and ConMat's overall performance. In its most recent fiscal year, Polychem's sales force generated 62.7% of its annual sales revenue, international distributors accounted for 15.8% and domestic distributors accounted for 21.6%. Domestic revenues were approximately 71.4% and international revenues were approximately 28.6% in that fiscal year.

Competition and Strategy. Polychem's competition tends to be fragmented. Many other companies, domestically and internationally, produce one or more products similar to one or more of Polychem's products. Experienced competition exists in each of Polychem's major markets and many of Polychem's competitors enjoy excellent working relationships with their customers, produce a variety of quality products and have access to significant resources. Such resources, including capital, labor and product support, can result in faster response time and cheaper prices. These factors, along with product characteristics, reliability, servicing, and pricing form the major competitive factors in Polychem's markets.

Polychem believes that it has four significant competitors in the area of non-metallic rectangular wastewater clarifier systems, of which it considers Envirex to be the most significant. Polychem believes that it and Envirex each possess approximately 35% of this market. However, while Polychem provides products only to clarifier systems in wastewater plants, Envirex has a much broader line of wastewater treatment products that encompasses all of the major processes in a treatment plant. Envirex's broader line allows it to bid for larger portions or projects and to use certain products as loss leaders. FMC and NRG are Polychem's other less substantial (in terms of market share) competitors, and a fifth company is attempting to enter the market. Both Envirex and FMC are significantly larger than Polychem. Polychem believes that it has three competitors in the market for nylon buckets and five competitors in the market for table-top chains. Polychem has an approximate 50% share of the nylon bucket market, while its closest competitor has an approximate 30% market share. The dominant competitor in the table top chain market, Rexnard, holds an approximate 80% market share, while Polychem has an approximate 5% share.

Polychem's long-term goals include solidifying its reputation as a leading provider of quality wastewater treatment equipment products; increasing sales of its traditional products by improving existing product lines; and seeking new products to supplement its current line, both from internal research and development and by acquisition.

Materials and Supplies. Polychem's business of manufacturing a broad line of engineered plastic products requires the ability to obtain various sources of raw materials. Polychem maintains approximately three to five suppliers for each of its raw materials. Approximately 80% of the raw materials purchased by Polychem are resins. Polychem also purchases capolactin and pultrusions for use in manufacturing. Polychem's two largest suppliers of resins are BASF and ALM Industries. Its two largest suppliers of capolactin are Dutch State Mines and BASF, while its two largest suppliers of pultrusions are Creative Pultrusions and Morrison Fiberglass. At present, Polychem does not maintain more than one month's supply of raw materials beyond the amount required for its scheduled production work.

Environmental Regulations. While no assurances can be given, Polychem does not anticipate any material expenses for environmental remediation projects. In the ordinary course of its business, Polychem incurs some cost for oil reclamation, hauling of waste products and normal energy costs associated with recycling and waste disposal. Polychem spends approximately $50,000 annually to comply with environmental laws, including hauling costs as well as general monitoring and compliance costs. Polychem maintains two environmental permits, one for a dust collection system and the other for its after burner heater. The collected dust is transported by traditional waste management handlers to domestic landfills. The after burner heater is used to mix cotton fabric with phenolic resins, which are then processed into specific products. Methanol from the heater is processed through an after burner and emits little in the way of contaminants. Polychem maintains seven above ground storage tanks. Two are used to store phenolic resins inside the plant; two store fuel oil; and three outside tanks are used to store other chemicals. There are spill containment systems in place throughout the facility.

Occasionally, there are minor and isolated spills of heat transfer oil, capolactin and phenolic resins. The latter two quickly solidify at room temperature and the hardened material is removed to an approved landfill; spills of heat transfer oil are cleaned and properly disposed of with other waste products by a licensed outside processor. Polychem has submitted a revised spill prevention and response plan to the Pennsylvania Department of Environmental Resources in May 1994 to which no comments have been received as of the date of this registration statement.

Polychem has occupied its Phoenixville, Pennsylvania property since 1974. The property was first used as a silk mill in the early part of this century and then as a manufacturing site for felt carpet padding. Three environmental audits that have been conducted over the past four years as part of customary due diligence in financing transactions have not revealed contamination. An environmental audit was commissioned by Congress Financial Corporation in conjunction with the purchase of Polychem by The Eastwind Group in 1995. A second environmental study was commissioned by Fidelity Funding in connection with a financing commitment in 1997. A third environmental study was commissioned by GE Capital Corporation in connection with their refinancing in 1998.

Employees. Polychem employs approximately 77 employees, of whom approximately 43 are employed on an hourly basis. Hourly employees are members of United Textile Workers of America, AFL-CIO, Phoenixville Plastic Makers' Union, Local No. 130 (the "Union"). Most are semi-skilled workers. The current Union contract expires at the end of September 1999. While the Union has not yet provided the required notice of their intent to negotiate, management expects that negotiations with the Union will commence during the third quarter.

ConMat has assumed all of Polychem's continuing obligations under its collective bargaining agreement with the Union, which includes assumption of obligations under a defined benefit retirement plan for hourly rated employees at its Phoenixville, Pennsylvania plant. The plan is fully funded in accordance with certain actuarial assumptions and to meet ERISA funding requirements. However, there can be no assurances that market performance of plan investments will be sufficient to meet all plan liabilities as they arise.

Equipment. Polychem owns or leases, through capital leases, all of the equipment required to conduct its business. The equipment is comprised of compression molding presses, transfer molding presses, injection molding presses, reactors, dispensers and RIM press lines for nylon-6 operations, a complete fabrication shop with computerized numerical control equipment and a computer aided design center.

Research and Development. Polychem is the owner of a number of United States and foreign patents and patent applications relating to water treatment plastic products, chain conveyor links, conveyor chain bearings, sprockets with locking mechanisms and a bucket grit elevator system. The ownership of such patents helps Polychem from a marketing standpoint by securing its continued reputation as an innovative competitor in its industry.

Polychem employs eight application engineers who use computer aided design equipment to design custom wastewater treatment non-metallic rectangular clarifier systems or to alter existing clarifiers to meet changing specification requirements. All new products are evaluated for patent protection. Recently, Polychem was granted a patent for a grit bucket system which is now undergoing marketing development. To date, five successful applications for the system have been found, the most significant of which is to function as part of a grit collection system in wastewater treatment where it will be used to remove sand and gravel from effluent before it reaches the clarifier. Polychem spent $141,000 and $155,000 on research and development during the years ended January 2, 1999 and January 3, 1998, respectively.

Debt and Encumbrances. On September 30, 1998, Polychem entered into a Loan and Security Agreement with General Electric Capital Corporation ("GECC") which provides for a three-year, $3,500,000 revolving line of credit and a three-year term loan of $1,500,000. The revolving line of credit and the term loan are secured by a mortgage on Polychem's Phoenixville, Pennsylvania facility. The term loan is also secured by equipment. The revolving line of credit is also secured by accounts receivable and inventory. Advances under the revolving line of credit are subject to a lending formula limiting the availability of funds to the total of (i) 80% of eligible accounts receivable, less the amount by which contractual holdbacks (i.e., amounts that customers are entitled to hold back until completion of a project) in favor of account debtors on eligible accounts exceeds $250,000, plus (ii) the lesser of $750,000 or 50% of eligible inventory (less a $300,000 reserve). Interest rates on the loan are at a rate of 4.75% in excess of the 30 day dealer commercial paper rate on the revolving line of credit, 9.55% at June 1, 1999, and 6.50% in excess of the 30 day dealer commercial paper rate for the term loan, 11.30% at June 1, 1999. Interest on the revolving line of credit and term loan is payable monthly. Polychem's collections of accounts receivable are deposited with GECC under a lockbox arrangement and applied to paydown the balance of the revolving line of credit, which then may be drawn against subject to availability. The principal balance of, and all accrued interest on, the revolving line of credit is due and payable September 30, 2001. In the event that Polychem has cash flow for any fiscal year in excess of capital expenditures paid for from operations, interest expense, taxes and scheduled debt repayments, 25% of such excess must be applied first to repay the term loan and then to reduce the outstanding balance under the revolving line of credit. As of June 1, 1999, availability under the line of credit was $135,000 and outstanding borrowings were $2,544,000. The principal balance of the term loan is payable in monthly instalments of $25,000 with a $600,000 final payment due September 30, 2001. As of June 1, 1999, the outstanding balance of the term loan was $1,250,000.

Polychem executed a $1,626,294 promissory note to The Budd Company on March 10, 1995 as part of the purchase price of the Polychem Division of Budd. The outstanding principal balance of this note as of June 1, 1999 was $1,219,270. The note accrues interest at 8%, payable quarterly. The principal balance is payable in 20 equal quarterly installments, commencing March 31, 1998, provided that Polychem may defer up to 25% of any payment if the payment would exceed Polychem's net cash flow for the preceding fiscal quarter. No payments have been deferred. The Budd note is unsecured.

Potential Future Acquisitions

ConMat may seek to acquire other operating companies with complimentary product lines or incremental distribution or production capabilities. Such companies would likely have a competitive position in the wastewater treatment marketplace, but need not service this market exclusively. Acquisition candidates would likely have a value ranging from $5 million to $15 million. The market for such acquisition candidates is fragmented and is presently undergoing significant consolidation.

ConMat is not presently negotiating any specific acquisitions. ConMat has identified a series of complimentary product and production needs and is presently searching for acquisition candidates that would meet those particular needs. ConMat may acquire other operating companies with cash, stock or a combination of cash and stock.


Item 2.  Management's Discussion and Analysis or Plan of Operation.

                           Forward Looking Statements

Some of the statements contained in this registration statement discuss future expectations, contain projections of results of operations or financial condition or state other "forward-looking" information. Those statements are subject to known and unknown risks, uncertainties and other factors that could cause the actual results to differ materially from those contemplated by the statements. The forward-looking information is based on various factors and was derived using numerous assumptions.

Important factors that may cause actual results to differ from projections include, for example:

         o general economic conditions, including their impact on capital expenditures;

         o business conditions in the material technology and wastewater treatment industries;

         o        the regulatory environment;

         o        rapidly changing technology and evolving industry standards;

         o        new products and services offered by competitors; and

         o        price pressures.

                      Background and Basis of Presentation

On December 8, 1998, ConMat, a non-operating company with immaterial net assets, acquired 100% of the outstanding common stock of Polychem from Eastwind. The acquisition resulted in the owners and management of Polychem having effective operating control of the combined entity.

The acquisition has been accounted for as a capital transaction in substance, rather than a business combination. The acquisition is equivalent to the issuance of stock by Polychem for the net monetary assets of ConMat, accompanied by a recapitalization, and is accounted for as a change in capital structure. Accordingly, the accounting for the acquisition is identical to that resulting from a reverse acquisition, except that no goodwill is recorded. Under reverse takeover accounting, the post reverse-acquisition comparative historical financial statements of the "legal acquirer" (ConMat), are those of the "legal acquiree" (Polychem).

Accordingly, the consolidated financial statements of ConMat included in this registration statement are the historical financial statements of Polychem for the same periods adjusted for the following transactions contained in the Share Exchange Agreement executed at consummation of the acquisition. The basic structure and terms of the acquisition, together with the applicable accounting effects, were as follows:

         o ConMat acquired all of the outstanding shares of common stock of Polychem from Eastwind in exchange for (i) 1,000,000 shares of newly issued common stock of ConMat and (ii) 1,333,333 shares of newly issued cumulative, 2%, Series A convertible preferred stock of ConMat. The common stock and Series A Preferred Stock exchanged, in addition to the existing ConMat shares outstanding, collectively resulted in the recapitalization of Polychem. Earnings per share calculations include Polychem's change in capital structure for all periods presented.

         o        ConMat assumed and discharged the following liabilities of
                  Eastwind: (i) $160,000 owed to Paul A. DeJuliis, Eastwind's former Chairman and Chief Executive Officer, who is the current Chairman and Chief Executive Officer of ConMat, discharged by the issuance to Mr. DeJuliis of 53,333 shares of Series A Preferred Stock; (ii) $100,000 owed to Clifton Capital, Ltd., discharged by the payment to Clifton Capital, Ltd. of $100,000; and (iii) $500,000 owed to Mentor Special Situation Fund, L.P. ("Mentor"), discharged by the issuance to Mentor of 166,667 shares of newly issued Series B preferred stock of ConMat and Series B Warrants to purchase 166,667 shares of common stock. In addition, Mentor Management Company exchanged warrants to purchase 30,000 shares of Eastwind common stock for warrants to purchase 30,000 shares of ConMat common stock.

         o Prior to the acquisition, Eastwind had caused Polychem to distribute to Eastwind approximately $940,000. As part of the acquisition, Eastwind agreed to repay these distributions with interest, or forego a portion of the Series A Preferred Stock issued to it as an adjustment to the purchase price. To reflect this agreement, Eastwind issued to Polychem a promissory note in the amount of $940,000, secured by the pledge of 313,333 shares of Series A Preferred Stock. This Note accrues interest at 8% per year and principal and interest are due and payable November 30, 2000. ConMat has determined that in lieu of receiving repayment of the prior distributions, it will obtain most if not all of the pledged shares. The amounts previously paid to Eastwind have been accounted for as distributions by Polychem to Eastwind either in the form of dividends or returns of capital. Under the pledge, Polychem has the right to sell the pledged shares subject to applicable law.

         o In connection with the acquisition, ConMat assumed certain liabilities of Eastwind. Such liabilities are considered to be "contributed" to Polychem by Eastwind upon consummation of the acquisition resulting in a reduction of Polychem's stockholders equity. ConMat's securities issued in connection with the acquisition to satisfy these liabilities are recorded at the amounts of the related liabilities relieved.

         o Amounts owed to Polychem by Eastwind and its subsidiary in the form of notes receivable are considered uncollectible and accounted for as distributions in the form of dividends on common stock to Eastwind in the periods the distributions were made. These amounts will be restored to shareholders' equity if they are collected.

                              Results of Operations

Three Month Periods Ended March 31, 1999 and March 31, 1998

The following table sets forth certain statement of operation items as a percentage of total net sales for the period indicated:


                                               Three Months Ended March 31,
                                               ----------------------------
                                                1999                 1998
                                                ----                 ----
Sales.......................................    100.0%               100.0%
Cost of Sales...............................     76.1                 82.4
Gross Profit................................     23.9                 17.6
Selling and Administrative..................     17.1                 22.6
Interest Expense............................      3.3                  5.2
Other Expense...............................       .5                  3.5
Income Tax..................................      2.1                   --
                                               ------               ------
Income (Loss)...............................      1.9                (13.7)
                                               ======               ======

Total revenues increased by $935,000 or 44%, to $3,077,000 for the quarter ended March 31, 1999 ("Current Quarterly Period") from $2,141,000 for the quarter ended March 31, 1998 ("Comparable Quarterly Period"). This increase is attributable to Polychem's successful efforts to increase market penetration internationally where it has previously done business as well as increased volume from the domestic market. In the Current Quarterly Period, Polychem realized revenues in excess of $500,000 from international markets in which it had previously never consummated sales. This included $400,000 in South America, primarily Columbia, and over $100,000 in the Middle East, including Egypt and Dubai. Additionally, Polychem realized increased domestic revenues, primarily out of the West and Southwestern regions of the United States where there has been increased spending on water treatment projects and where Polychem has a strong marketing presence.

Gross profit increased by $354,000, or 94%, to $733,000 for the Current Quarterly Period from $378,000 for the Comparable Quarterly Period. Gross profit increased as a percentage of sales to 23.9% for the Current Quarterly Period from 17.6% for the Comparable Quarterly Period. These increases are a result of increased utilization of existing plant capacity as the result of which increased production did not require substantial increases in manufacturing costs, as well as the ongoing effect of several cost saving measures implemented by management. These measures include improved productivity as a result of mechanization through new equipment purchases. This increase in productivity allows Polychem to maintain the same level of production with lower direct labor costs (wages expended on skilled and unskilled workers that are allocated directly to a particular unit). While difficult to quantify, improved productivity arising from the purchase of new automated machinery should yield approximately $100,000 to $150,000 in annual cost savings. Further, Polychem has internalized previously outsourced production resulting in lower material costs. Management estimates cost savings of $50,000 to$100,000 annually from this reduced outsourcing.

Selling and administrative expenses increased by $43,000, or 9%, to $527,000 for the Current Quarterly Period from $484,000 for the Comparable Quarterly Period. This increase is a direct result of increased revenue. As a percentage of revenues, however, selling and administrative expenses decreased to 17.1% of total revenues for the Current Quarterly Period from 22.6% of total revenues for the Comparable Quarterly Period. Management is closely monitoring selling and administrative expenses and expects such expenses to decrease as a percentage of sales in future periods due to expected increased revenues due to the realization of benefits from expenditures made in late 1997 and early 1998 in an effort to increase Polychem's global sales focus, including the hiring of additional sales personnel. As the efforts of Polychem's global sales force begin to result in awarded projects, Polychem expects to realize increased revenues without significant increases in selling and administrative expenses. This is reflected in the decrease in selling and administrative expenses as a percentage of revenues experienced in Current Quarterly Period.

Interest expense for the Current Quarterly Period decreased $11,000, or 10%, to $102,000 from $113,000 for the Comparable Quarterly Period. This lower cost reflects ConMat's lower cost of debt resulting from the refinancing with GE Capital Corporation in September 1998.

ConMat realized a profit of $57,000 and a net cash surplus of $64,000 for the Current Quarterly Period. For the Comparable Quarterly Period, ConMat experienced a loss of $293,000 and a net cash surplus of $78,000. The improved profitability is a direct result of increased revenues. At the current level of revenues, ConMat is operating above its break-even point. The small decrease in net cash realized is the result of an increase in inventory requirements and accounts receivable as a result of increased sales.

Fiscal Years Ended January 2, 1999 and January 3, 1998

The following table sets forth, for each of the aforementioned periods, certain statement of operations items as a percentage of total net sales for the periods indicated:

                                                   Fiscal Years Ended
                                        ---------------------------------------
                                        January 2, 1999         January 3, 1998
                                        ---------------         ---------------
     Net Sales                              100.0%                   100.0%
     Cost of Sales                           73.7                     75.4
     Gross Profit                            26.3                     24.6
     Selling and Administrative              22.7                     17.5
     Interest Expense                         6.7                      3.4
     Other Expense                            3.2                      4.2
     Income (Loss)                           (6.3)                    (0.5)

Total revenues decreased by $3,060,000, or 25%, to $9,070,000 for the fiscal year ended January 2, 1999 ("Current Annual Period") from $12,130,000 for the fiscal year ended January 3, 1998 ("Comparable Annual Period"). This decline is attributable in large measure to delays in processing $3.0 million in contracts in the United States, which were not realized in 1998. The domestic projects came back on line in 1999 and are part of Polychem's current backlog. In addition, an anticipated increase in Asian revenues did not occur as the result of a severe liquidity crisis in the region which made funding of projects very difficult. As a result of this liquidity crisis, approximately 30 projects worth approximately $15 million on which Polychem had open quotes were delayed. Polychem products are specified in approximately $4 million of such projects. ConMat believes, however, that a substantial portion of these projects will ultimately be awarded due to their environmental significance. While Management had expected an increase in revenues derived from activities in Asia of approximately $4 million, such revenues increased $300,000 to $1.4 million during the Current Annual Period compared to $1.1 million in the Comparable Annual Period. ConMat has reduced its reliance on Asia by shifting its sales focus to projects in other parts of the world where project start dates are more certain due to better economic stability. As a result of the problems in Asia, Polychem's international sales force began emphasizing areas of the world where Polychem had not previously made any sales. These areas included the Middle East, Mediterranean, South America and parts of Eastern and Western Europe. In each of these areas there was greater certainty with respect to a project start date because of the ability of organizations to obtain the necessary funding for these projects. As a result, ConMat ended the Current Annual Period with a booked order backlog (confirmed orders with specific shipping dates) of $5,400,000, or an increase of 135% over the $2,300,000 backlog at the end of the Comparable Annual Period.

Gross profit decreased by $604,000, or 20%, to $2,384,000 for the Current Annual Period from $2,988,000 for the Comparable Annual Period as a result of the decrease in total revenues. Gross profit increased as a percentage of sales to 26.3% for the Current Annual Period from 24.6% for the Comparable Annual Period. The percentage increase reflects a combination of several cost saving measures implemented by management which are expected to have increased benefits in the future as costs increase more slowly than revenues. While difficult to quantify, improved productivity arising from the purchase of new automated machinery should yield approximately $100,000 to $150,000 in annual cost reductions. Further, the internalization of formerly outsourced production should yield estimated cost savings of $50,000 to 100,000 annually.

Reduced outsourcing results in fewer outside purchases of finished product and accompanying cost savings due to the lower cost of converting raw materials versus the cost of purchasing finished products. Management expects gross profits to increase in the near term reflecting an improved mix of more profitable international versus domestic sales, lower material costs, and continued improvements in production efficiencies.

Selling and administrative expenses decreased by $64,000, or 3.0%, to $2,055,000 for the Current Annual Period from $2,119,000 for the Comparable Annual Period. As a percentage of revenues, selling and administrative expenses increased to 22.7% for the Current Annual Period from 17.5% for the Comparable Annual Period. The level of selling and administrative expenses during the Current Annual Period reflects costs associated with the penetration of new markets around the world and the moderation of Polychem's reliance on Asian markets for new revenues.

Interest expense for the Current Annual Period includes a one-time charge of $143,000 relating to deferred financing costs associated with the September 1998 refinancing. Excluding this one-time charge, interest expense increased $61,000, or 15%, to $467,000 for the Current Annual Period from $406,000 for the Comparable Annual Period. Increased average borrowings as a result of the aforementioned refinancing were the primary reason for the increase. Management expects future interest costs to remain fairly stable.

For the Current Annual Period, ConMat experienced a loss of $575,000, which included corporate charges from Polychem's former parent company of $480,000. The corporate charges represent assessments to provide for the parent company's corporate overhead expenses, including legal and accounting costs, regulatory compliance costs, insurance costs, administrative overhead as well as other unforeseen costs. For the Comparable Annual Period, ConMat realized a net loss of $64,000, which included corporate charges from Polychem's former parent company of $640,000. ConMat anticipates that its corporate overhead expenses will be approximately $350,000 per year. The larger loss experienced in the Current Annual Period reflects, as described above, a significant decrease in revenues which was not offset by a comparable decrease in manufacturing costs.

                         Liquidity and Capital Resources

ConMat's primary source of working capital is a credit facility of up to $3.5 million secured by Polychem's assets with borrowings limited to a percent of eligible receivables and inventory. As of March 31, 1999, the maximum borrowing amount was $2,439,000 and the outstanding balance was $2,343,000. At January 2, 1999, ConMat was not in compliance with certain financial covenants associated with the current facility. These instances of noncompliance were waived by the commercial lender. By the end of the first quarter of 1999, ConMat was back in compliance with such financial covenants and anticipates continued compliance moving forward. However, there can be no assurance that ConMat will remain in compliance or that the lender will continue to waive any noncompliance. Management believes that ConMat has sufficient assets, equipment and facility to attain and absorb forecasted growth in revenues. ConMat has no commitments for significant capital expenditures in the foreseeable future. Management believes that ConMat's cash and capital resources, together with cash flow from operations, will be sufficient to finance current and forecasted operations including its capital spending and research and development needs. ConMat is, however, actively seeking potential strategic acquisitions and, depending on the size and terms of any such acquisitions, additional financing, including equity infusions for ConMat, may be required.

ConMat is in discussions with GECC and several potential lenders about the possibility of refinancing its Phoenixville, Pennsylvania property. The refinancing would include the prepayment of the majority of the balance of the term loan and the release of the existing mortgage lien. If successful, such a financing would result in lower debt service costs and increased capital reserves. However, no assurances can be given that such financing efforts will be successful.

In addition, at January 2, 1999, ConMat had approximately $500,000 of net operating loss carryforwards which expire in 2018. ConMat has recorded a valuation allowance to reflect a net deferred tax asset that management believes is realizable in future tax years from income from operations. Management's expectations with respect to the realization of the net deferred tax asset are based on the realization of a net profit for the Current Quarterly Period, the current operation of ConMat above its break-even point and Polychem's significant booked order backlog. However, no assurances can be given that ConMat will generate sufficient profits to utilize the net operating loss carryforwards. If ConMat is unable to realize the net deferred tax asset, it will be charged off as an expense and removed as an asset from ConMat's consolidated balance sheet.

Three Month Period Ended March 31, 1999

During the Current Quarterly Period, ConMat realized net cash from all sources of $65,000, generated principally by its net earnings for the quarter. During the Current Quarterly Period, ConMat saw an increase in operating capital requirements of $646,000. This increased requirement was generated primarily from an increase in accounts receivable of $1,099,000. This increase in accounts receivable was offset by an increase in accounts payable of $466,000. ConMat's operating capital needs for the first quarter of 1999 were sufficiently financed by its current credit facility. Cash flow from investing activities included expenditures for new equipment of $33,000. Financing activities included the repayment of principal on outstanding debt of $183,000. ConMat had net borrowings of $1,013,000 reflecting primarily draws on its working capital line to fund its working capital requirements.

Fiscal Years Ended January 2, 1999 and January 3, 1998

Despite incurring a loss for the Current Annual Period, ConMat realized net cash from operating activities of $462,000 related primarily to decreases in accounts receivable and inventory aggregating $887,000, a reduction in prepaid expenses of $80,000 and non-cash charges for depreciation and amortization of $313,000. These inflows were reduced by an increase in deferred finance costs of $167,000 and combined decreases in accounts payable and accrued expense of $51,000. Accounts receivable decreased 26% from the Comparable Annual Period to $2.6 million from $3.5 million, due principally to a 25% reduction in revenues. Cash flow from investing activities included expenditures for new equipment of $177,000. Financing activities used net cash of $330,000, reflecting net borrowings arising from a new financing after payment of existing debt plus the scheduled amortization of term debt, plus a capital distribution to the former parent of $250,000 and recapitalization costs in connection with the acquisition of Polychem of $173,000.

For the Comparable Annual Period, ConMat realized cash from operating activities of $422,000 related primarily to decreases in accounts receivable of $467,000 and inventory of $434,000, plus increases in accounts payable of $188,000 and non-cash charges for depreciation and amortization of $233,000. These inflows were reduced by decreases in accrued liabilities of $446,000 and deferred revenues of $92,000. Cash flow from investing activities included purchases of new equipment for $126,000. Net cash of $284,000 used in financing activities reflects the excess of net borrowings under the line of credit above scheduled principal repayments of the term debt, less repayment of $360,000 on subordinated notes and dividends to the former parent of $768,000.

                              Year 2000 Compliance

Changing from the year 1999 to 2000 has the potential to cause problems in data processing and other date-sensitive systems. The Year 2000 date change can affect any system that uses computer software programs or computer chips, including automated equipment and machinery. The Year 2000 problem is the result of computer programs using two digits rather than four to define the year. Any of Polychem's programs that are time sensitive may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a major system failure or miscalculations. At Polychem, computer systems are used to run all administrative and key design and manufacturing functions. Computer software and computer chips also are used to run security systems, communications networks and other essential equipment. Because of its reliance on these systems, Polychem is following a process to assure that such systems are ready for the Year 2000 date change.

In June 1998, Polychem entered into an agreement with IBM Corporation and IBM's authorized software licensee for systems, CNA Systems, Incorporated. Polychem entered into the agreement, in part, to initiate a Year 2000 plan to ensure that Polychem's existing information systems were Year 2000 compliant. In connection with the agreement, Polychem has upgraded its computer system from an IBM System 36 to an IBM AS/400 and has purchased new software applications relating to sales and marketing, manufacturing, financial management, materials management, quality control and management information support systems.

During the fourth quarter of 1998, Polychem commenced the editing and reprogramming of its existing databases. During the first quarter of 1999, Polychem commenced testing of inter-modular software applications using the revised databases. Polychem intends to parallel these systems during the second quarter of 1999 and to complete its Year 2000 preparation by July 1, 1999. In connection with the foregoing, Polychem has completed its assessment of which systems and equipment are most prone to placing Polychem at risk if they are not Year 2000 compliant (i.e., mission critical systems).

Significant vendors have been requested to advise Polychem in writing of their Year 2000 readiness, including actions to become compliant if they are not already compliant. Vendors who provide significant technology-related services to Polychem have modified their systems to become Year 2000 compliant. The monitoring of certain vendors will continue into 1999.

Polychem is preparing a contingency plan for how Polychem would resume business if unanticipated problems arise from non-performance by vendors. Such plans are expected to be completed by July 1, 1999.

Polychem spent $125,000 during the year ending December 31, 1998 relating to costs incurred as a result of its Year 2000 Plan. Polychem anticipates incurring approximately $50,000 in additional costs related to the implementation of the Year 2000 plan. Management presently believes the Year 2000 issue will not pose significant operating problems for Polychem. However, if implementation and testing plans are not completed in a satisfactory and timely manner by Polychem or third parties on which Polychem is dependent, or other unforeseen problems arise, the Year 2000 issue could potentially have an adverse effect on the operations of Polychem.

Item 3.  Description of Property.

Polychem operates from a 220,000 square foot facility in Phoenixville, Pennsylvania, which it owns, subject to a mortgage with GECC securing a revolving line of credit and term loan. See "Description of Business-Polychem-Debt and Encumbrances." In July 1998, the property was appraised at $2.4 million by AccuVal Associates Incorporated, an independent appraiser. Polychem uses approximately 120,000 square feet for manufacturing and warehousing, and 20,000 square feet for offices. Polychem leases approximately 42,500 square feet of its facility as warehouse space to Windsor Designs, a wholesale distributor of imported outdoor furniture. The Windsor Designs lease continues until December 1999 at a rental rate of $133,980 per year ($3.15 per square foot), net of utilities. Polychem expects this lease to be renewed. Polychem leases an additional 4,740 square feet of the facility as equipment storage space to Ethan Horowitz, a residential cabinet maker. That lease continues until January, 2003 at a rental rate of $15,100 per year ($3.19 per square foot). Polychem also leases a tower located on the facility to a group of cellular phone operators including ComCast Metrophone, PageNet, Nextel and Omnipoint. Combined annual lease income from the tower is $48,000. The leases continue through March 2004. An additional 40,000 square feet of warehouse space is available for lease at the facility. Management believes that Polychem's properties are adequately insured.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth information concerning the beneficial ownership of ConMat's common stock as of June 10, 1999, by each director and executive officer, all directors and officers as a group, and each person known to ConMat to beneficially own 5% or more of its outstanding common stock. Except as otherwise noted, the address for each such person is Franklin Avenue and Grant Streets, Phoenixville, Pennsylvania 19460.

                                   Name and Address of                       Amount and Nature of       Percentage of
Title of Class                     Beneficial Owner                        Beneficial Ownership (1)       Class (1)
--------------                     ----------------                        ------------------------       ---------
Common Stock, par value            Paul A. DeJuliis                              1,553,333 (2)              60.8
$.001  per share
                                   Edward F. Sager, Jr.                            196,667 (3)               8.0
                                   P.O. Box 560
                                   Yardley, PA  19067

                                   The Eastwind Group, Inc.                      1,333,333 (4)              37.2
                                   275 Geiger Road
                                   Philadelphia, PA  19115

                                   The DAR Group, Inc.                             240,000                  10.7
                                   30 Broad Street
                                   43rd Floor
                                   New York, NY  10004

                                   Directors and Executive Officers              1,750,000 (2)(3)           63.6
                                   (4 persons)

Series A Preferred Stock, par      Paul A. DeJuliis                                 53,333                   3.8
value $.001
                                   The Eastwind Group, Inc.                      1,333,333                  96.2
                                   275 Geiger Road
                                   Philadelphia, PA  19115

Series B Preferred Stock, par      Mentor Special Situation Fund,                  166,667 (5)            100.00
value $.001                        L.P.
                                   P.O. Box 560
                                   Yardley, PA  19067

-----------------
(1) Based upon 2,250,000 shares of common stock issued and outstanding as of June 10, 1999, calculated in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934. It also includes shares owned by (i) a spouse, minor children or by relatives sharing the same home, (ii) entities owned or controlled by the named person and (iii) other persons if the named person has the right to acquire such shares within 60 days by the exercise of any right or option. Unless otherwise noted, shares are owned of record and beneficially by the named person. On a fully diluted basis, ConMat had 4,083,333 shares outstanding as of June 10, 1999.

(2) Includes 53,333 shares issuable upon conversion of Series A Preferred Stock and 250,000 issuable upon the exercises of options. (See "Executive Compensation - Employment Agreements" for conditions of exercise.) Includes 1,000,000 shares held by The Eastwind Group, Inc. Shareholder Trust, of which Mr. DeJuliis is Trustee, as to which he disclaims beneficial ownership. If such 1,000,000 shares were not included in calculating Mr. DeJuliis' beneficial ownership, Mr. DeJuliis would be deemed to beneficially own 21.7% of ConMat's common stock.

(3) Includes 166,667 shares issuable upon the exercise of warrants to Mentor Special Situation Fund, L.P., of which Mr. Sager is a general partner, and 30,000 shares issuable upon the exercise of warrants to Mentor Management Company, of which Mr. Sager is President.

(4) Includes 1,333,333 shares issuable upon conversion of Series A Preferred Stock.

(5) Edward F. Sager, Jr., a director of ConMat is a general partner of Mentor Special Situation Fund, L.P.

Item 5.  Directors, Executive Officers Promoters and Control Persons.

Certain information concerning the directors and executive officers of ConMat is set forth below.

Name                       Position with Corporation                                                      Age
----                       -------------------------                                                      ---
Paul A. DeJuliis           Chief Executive Officer, Secretary and Chairman of the Board of Directors       43
Theodore R. Rutkowski      President and a Director                                                        63
Edward F. Sager, Jr.       Director                                                                        51
William J. Crighton        Vice President and Treasurer                                                    52

Each director has served since December 8, 1998 and serves for a term of office of one year. The following is a brief summary of the business experience of ConMat's directors and executive officers.

Paul A. DeJuliis - Chairman of the Board of Directors and Chief Executive Officer - Prior to assuming his current role and since 1991, Mr. DeJuliis was Chairman and Chief Executive Officer of The Eastwind Group, Inc., a publicly traded holding company. Previously, Mr. DeJuliis was a partner in Phoenix Management Services, Inc., a turnaround consulting firm (1989-91), Vice-President, Corporate Finance for Colmen & Co., a national investment banking firm (1987-89), and Manager, Corporate Turnaround Consulting Group for Coopers & Lybrand (1986-87). Mr. DeJuliis has a B.S. in finance and accounting from the University of Delaware. He is also a certified public accountant.

Theodore R. Rutkowski - President and a Director of ConMat and President of Polychem - Prior to his current role and since 1975, Mr. Rutkowski served as the General Manager of the Polychem Division of the Budd Company. Mr. Rutkowski previously served as President of the Budd Company Trailer Division, which was subsequently sold to a third party in 1985. In addition, Mr. Rutkowski was responsible for the restructuring of Greening Donald in Hamilton, Ontario, a Budd Company subsidiary. Mr. Rutkowski graduated with a bachelor's degree in accounting from Rutgers University.

Edward F. Sager, Jr. - Director - Mr. Sager has been the President of Mentor Management Company, general partner of Mentor Special Situation Fund LP, an investment fund, and President of Mentor Capital Partners Ltd., a venture capital firm, since 1994. From 1985 to 1994 Mr. Sager was President of Sager & Associates, a merchant banking firm providing access to venture capital for small to medium size companies. He is a graduate of Lafayette College with a B.S. degree in Mechanical Engineering and he received an MBA in finance from New York University.

William J. Crighton - Vice President and Treasurer of ConMat and Polychem - Prior to his current role and since 1975, Mr. Crighton served as the divisional controller of The Polychem division of The Budd Company. Prior to joining Polychem, Mr. Crighton was employed in the automotive division and technical center of The Budd Company. Mr. Crighton graduated with a bachelor's degree in accounting from LaSalle University and holds an MBA from Widener University.

The following is a brief summary of the business experience (with the exception of Mr. Rutkowski and Mr. Crighton, whose biographical information is set forth above) of the additional members of management of Polychem, ConMat's operating subsidiary.

J.R. Hannum - Manager of Internal Sales, Product Development and Engineering - Mr. Hannum has served in his current role since 1995. Prior thereto, Mr. Hannum served as General Manager of the Polychem Division of The Budd Company and as manager of domestic sales, research and development and manufacturing engineering. Mr. Hannum graduated with a bachelor's degree in engineering from Villanova University and graduated with a master's degree in engineering from Penn State University.

Donald L. Hutton - National Sales Manager - Mr. Hutton has served in his current position since 1995. Prior thereto, he was employed with The Budd Company for 36 years in several roles including advertising manager, manager of distributor sales and manager of customer services. Mr. Hutton is a graduate of the University of Delaware.

Item 6.  Executive Compensation.

The following summary compensation table sets forth the total annual compensation paid to the Chief Executive Officer and each other Executive Officer of ConMat whose total compensation for the fiscal year ended January 2, 1999 exceeded $100,000:

                                                                                    Long Term              Securities
Name and Position                    Salary ($)     Bonus ($)     Other ($)      Compensation Match          Options
-----------------                    ----------     ---------     ---------      ------------------         --------
Paul A. DeJuliis, Chairman &
Chief Executive Officer (1)            14,167           0             0                 0                    250,000
Theodore F. Rutkowski                 135,000           0             0                 0                          0

-------------
(1) Represents one month of salary at $170,000 per year. On December 10, 1998, Mr. DeJuliis purchased 250,000 shares of common stock from ConMat for $50,000.

Employment Agreements

On December 8, 1998, ConMat entered into an Employment Agreement with Paul A. DeJuliis, ConMat's Chief Executive Officer and Chairman of the Board of Directors. Under the agreement, Mr. DeJuliis will be paid an annual base salary ranging from $170,000 to $250,000 depending on ConMat's annual net income. As additional incentive compensation, upon executing the Employment Agreement, Mr. DeJuliis received (i) 250,000 shares of common stock for an aggregate purchase price of $50,000, paid by delivery of a two-year promissory note at 5% interest; and (ii) 250,000 options to purchase shares of common stock at an exercise price of $3.00 per share. 50,000 of the options are exercisable upon registration of the underlying shares of common stock. 100,000 of the options are exercisable following registration of the underlying shares of common stock if ConMat realizes $750,000 in pre-tax income during a fiscal year. The remaining 100,000 options are exercisable following registration of the underlying shares of common stock if ConMat realizes $1,000,000 in pre-tax income during a fiscal year. All of the options are immediately exercisable upon a merger, sale of assets or other transaction resulting in a change of control in which the holders of shares of common stock receive not less than $5.00 per share.

Item 7.  Certain Relationships and Related Transactions.

On December 8, 1998, ConMat acquired 100% of the common stock of Polychem from Eastwind. The basic structure and terms of the transaction were as follows:

         o ConMat acquired all of the outstanding shares of common stock of Polychem from Eastwind in exchange for (i) 1,000,000 shares of newly issued common stock of ConMat and (ii) 1,333,333 shares of newly issued Series A Preferred Stock.

         o        ConMat assumed and discharged the following liabilities of
                  Eastwind: (i) $160,000 owed to Paul A. DeJuliis, Eastwind's former Chairman and Chief Executive Officer, who is the current Chairman and Chief Executive Officer of ConMat, discharged by the issuance to Mr. DeJuliis of 53,333 shares of Series A Preferred Stock; (ii) $100,000 owed to Clifton Capital, Ltd., discharged by the payment to Clifton Capital, Ltd. of $100,000; and (iii) $500,000 owed to Mentor Special Situation Fund, L.P. ("Mentor"), discharged by the issuance to Mentor of 166,667 shares of newly issued Series B preferred stock of ConMat and Series B Warrants to purchase 166,667 shares of common stock. In addition, Mentor Management Company exchanged warrants to purchase 30,000 shares of Eastwind common stock for warrants to purchase 30,000 shares of ConMat common stock.

         o Prior to the acquisition, Eastwind had caused Polychem to distribute to Eastwind approximately $940,000. As part of the acquisition, Eastwind agreed to repay these distributions with interest, or forego a portion of the Series A Preferred Stock issued to it as an adjustment to the purchase price. To reflect this agreement, Eastwind issued to Polychem a promissory note in the amount of $940,000, secured by the pledge of 313,333 shares of Series A Preferred Stock. This Note accrues interest at 8% per year and principal and interest are due and payable November 30, 2000. ConMat has determined that in lieu of receiving repayment of the prior distributions, it will obtain most if not all of the pledged shares. The amounts previously paid to Eastwind have been accounted for as distributions by Polychem to Eastwind in the form of dividends. Under the pledge, Polychem has the right to sell the pledged shares subject to applicable law.

Item 8.  Legal Proceedings.

ConMat is currently a defendant in a Pennsylvania state court action filed on January 28, 1999, captioned John R. Thach v. The Eastwind Group, et al. (Montgomery County C.C.P., Civil Action No. 99- 01195). Plaintiff maintains that Eastwind, his former employer, breached the terms of his severance agreement and that the sale of Polychem to ConMat was part of a conspiracy to avoid payments to him and has violated Pennsylvania's Uniform Fraudulent Transfer Act. The plaintiff seeks damages of at least $350,0000 and punitive damages of at least $500,000. In addition, the plaintiff seeks to have the acquisition of Polychem declared null and void and to have a receiver appointed to oversee the affairs of Eastwind, Polychem and ConMat. Among the other named defendants is Paul A. DeJuliis, President of ConMat and the former Chief Executive Officer of Eastwind.

Initially, the plaintiff sought a temporary restraining order and preliminary injunction seeking to set aside the sale of Polychem to ConMat. By Order dated February 19, 1999, the Court denied plaintiff's request for injunctive relief. ConMat and Paul A. DeJuliis subsequently filed preliminary objections to the complaint seeking to have themselves dismissed as parties to the action. The parties have submitted briefs relating to ConMat's preliminary objections and a decision by the Court is not expected until July, 1999 at the earliest.

Item 9.  Market for Common Equity and Other Stockholder Matters.

Market for Common Stock

The common stock of ConMat is quoted on the Nasdaq OTC Bulletin Board under the symbol "CNMT" and began trading December 21, 1998. The following table shows trading prices for the common stock from inception through June 10, 1999:


                  1999                      Low Price            High Price
                  ----                      ---------            ----------
                  Second Quarter (1)          $3.00                $3.00
                  First Quarter               $1.63                $4.00

                  1998

                  Fourth Quarter (2)          $1.50                $2.125

---------------
(1) Through and including June 10, 1999.

(2) Commencing December 21, 1998.

Market quotations reflect inter-dealer prices, without retail markups, markdown or commissions and may not necessarily reflect actual transactions. As of June 10, 1999, there were approximately 11 holders of record of ConMat's common stock.

Dividend Policy

ConMat has never paid a cash dividend and does not intend to pay any cash dividends on its common stock for the foreseeable future.

Item 10.  Recent Sales of Unregistered Securities.

In connection with the acquisition of Polychem on December 8, 1998 and pursuant to Section 4(2) of the Securities Act, ConMat issued (i) 1,000,000 shares of common stock to Eastwind, (ii) 1,386,666 shares of Series A convertible preferred stock to Eastwind and Paul A. DeJuliis, (iii) 166,667 shares of Series B convertible preferred stock and warrants to purchase 196,667 shares of common stock to Mentor.

On December 10, 1998, Paul A. DeJuliis, President and Chief Executive Officer of ConMat, purchased 250,000 shares of common stock at a purchase price of $50,000, paid by delivery to ConMat of Mr. DeJuliis' promissory note in that amount. The note has a maturity date of December 10, 2000, bears interest at 5% per annum and is secured by a pledge of the purchased shares.

Item 11.  Description of Securities.

General

The following description of ConMat's common stock and preferred stock is a summary only. This summary is qualified in its entirety by reference to the applicable instruments and governing law, including without limitation, ConMat's Articles of Incorporation and Bylaws and the Florida Business Corporation Act.

The authorized capital stock of ConMat consists of 40,000,000 shares of common stock and 10,000,000 shares of preferred stock. As of June 10, 1999, there were outstanding 2,250,000 shares of common stock, 1,386,666 shares of Series A Preferred Stock and 166,667 shares of Series B Preferred Stock.

Common Stock

Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders, including the election of directors, and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor, subject to the dividend preferences attributable to the preferred stock. Upon the liquidation, dissolution or winding up of ConMat, holders of common stock are entitled to receive ratably the net assets of ConMat available for distribution to such holders after preferred distributions to holders of preferred stock. Holders of common stock have no preemptive or redemption rights.

Series A Preferred Stock

Shares of the Series A Preferred Stock rank prior to the common stock and pari passu with the Series B Preferred Stock. The creation of any class or series of capital stock ranking senior to or pari passu with the Series A Preferred Stock requires the consent of a majority of the holders of the Series A Preferred Stock.

The holders of the shares of the Series A Preferred Stock are entitled to receive cash dividends at a rate of 2% per year, which dividends are payable in equal, quarterly installments, as and if declared by the Board of Directors out of funds legally available for the payment of dividends. Such dividends shall begin to accrue on outstanding shares of Series A Preferred Stock from the date of issuance and shall accrue from day to day, whether or not earned or declared, until paid. ConMat may, at its sole discretion, pay any or all dividends in common stock rather than in cash. In the event of any liquidation, dissolution or winding up of ConMat, holders of the Series A Preferred Stock shall be entitled, in preference to the holders of the common stock and pari passu with the holders of the Series B Preferred Stock, to be paid first out of assets and funds of ConMat available for distribution to holders of ConMat's capital stock in the amount of $3.00 per share.

Shares of Series A Preferred Stock are convertible at the option of the holder at any time following 60 days after the date of issuance at the then effective conversion price. The conversion price shall be the greater of $3.00 or 80% of the closing bid price of the common stock on the conversion date, subject to adjustments due to stock splits, stock dividends, mergers, consolidations and other events. ConMat has the right, by written notice to each of the holders of the Series A Preferred Stock, to convert all shares of the Series A Preferred Stock into shares of common stock at any time on or after the first day on which the closing bid price has been equal to or in excess of the conversion price for 45 consecutive calendar days. In the case of such a mandatory conversion, each share of Series A Preferred Stock will be converted into a number of shares of common stock determined by dividing the stated value by the then effective conversion price.

The holders of the Series A Preferred Stock will have no voting power, except as otherwise required by the Florida Business Corporation Act. To the extent permitted under the Florida Business Corporation Act, the Series A preferred stock and Series B Preferred Stock will be considered a single class of stock for voting purposes.

The holders of Series A Preferred Stock have, subject to certain limitations, registration rights, which obligate ConMat to include shares of common stock issued or issuable upon conversion of shares of Series A Preferred Stock in a registration statement filed with the Securities and Exchange Commission.

Series B Preferred Stock

Shares of the Series B Preferred Stock rank prior to the common stock and pari passu with ConMat's Series A Preferred Stock. The creation of any class or series of capital stock ranking senior to or pari passu with the Series B Preferred Stock requires the consent of a majority of the holders of the Series B Preferred Stock.

Holders of the shares of the Series B Preferred Stock are entitled to receive cash dividends at a rate of 8% per year, which dividends are payable in equal, quarterly installments, as and if declared by the Board of Directors out of funds legally available for the payment of dividends. Such dividends will begin to accrue on outstanding shares of Series B Preferred Stock from the date of issuance and will accrue from day to day, whether or not earned or declared, until paid. In the event of any liquidation, dissolution or winding up of ConMat, holders of the Series B Preferred Stock will be entitled, in preference to the holders of the common stock and pari passu with the holders of the Series A Preferred Stock, to be paid first out of assets and funds of ConMat available for distribution to holders of ConMat's capital stock in the amount of $3.00 per share, plus all accrued but unpaid dividends.

ConMat may redeem the Series B Preferred Stock at any time. ConMat is required to redeem the Series B Preferred Stock on the earliest of, (i) the date Mr. DeJuliis ceases for any reason to serve as Chairman and Chief Executive Officer of ConMat, or (ii) the date Mr. DeJuliis, Mr. Rutkowski and the member of ConMat's Board of Directors elected by the holders of the Series B Preferred Stock cease to constitute a majority of the Board of Directors. The redemption price is $3.00 per share, plus all accrued but unpaid dividends.

The holders of the Series B Preferred Stock have the right to elect one member of ConMat's Board of Directors. Except as otherwise required by the Florida Business Corporation Act, the holders of the Series B Preferred Stock have no other voting rights. To the extent permitted under the Florida Business Corporation Act, the Series A Preferred Stock and Series B Preferred Stock will be considered a single class of stock for voting purposes.

In connection with the acquisition of Polychem by ConMat, the holders of the Series B Preferred Stock also received warrants to purchase 166,667 shares of common stock at an exercise price of $3.00 per share, subject to adjustment in the case of stock splits, stock dividends, below market issuances or a merger or consolidation. The warrants are exercisable until December 31, 2005. Subject to certain limitations, holders of the warrants have "piggy-back" registration rights which, upon the request of such holders, obligate ConMat to include the shares of common stock issuable upon exercise of the warrants in a registration statement filed with the Securities and Exchange Commission.

Item 12.  Indemnification of Directors and Officers.

ConMat's charter provides that to the fullest extent permitted by law, no director or officer of ConMat shall be personally liable to ConMat or its shareholders for damages for breach of any duty owed to ConMat or its shareholders and that ConMat may, in its by-laws or in any resolution of its stockholders or directors, undertake to indemnify the officers and directors of ConMat against any contingency or peril as may be determined to be in the best interests of ConMat, and in conjunction therewith, to procure, at ConMat's expense, policies of insurance. Florida law, under which ConMat is incorporated, allows a corporation to indemnify its directors and officers if such director or officer acted in good faith and in a manner such director or officer reasonably believed to be in , or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. ConMat maintains a director and officer liability insurance policy covering each of ConMat's directors and executive officers.

Item 13.  Financial Statements.

The financial statements are attached to this registration statement beginning on page F-1.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 15.  Financial Statements and Exhibits.

(a) The following financial statements are filed as part of this registration statement:

         Unaudited

         Consolidated Balance Sheets as of March 31, 1999 and January 2, 1999 Consolidated Statements of Operations for the three month periods ended March 31, 1999 and March 31, 1998
         Consolidated Statements of Cash Flows for the three month periods ended March 31, 1999 and March 31, 1998

         Audited

         Consolidated Balance Sheets as of January 2, 1999 and January 3, 1998 Consolidated Statements of Operations for the fiscal years ended January 2, 1999 and January 3, 1998
         Consolidated Statements of Changes in Stockholders' Equity for the fiscal years ended January 2, 1999 and January 3, 1998
         Consolidated Statements of Cash Flows for the fiscal years ended January 2, 1999 and January 3, 1998

(b) The following exhibits are filed as part of this registration statement. Exhibit numbers correspond to the exhibit requirements of Regulation S-B.

Exhibit
Number     Description
------     -----------
2.1        Articles of Incorporation of ConMat Technologies, Inc., as amended.*
2.2        By-laws of ConMat Technologies, Inc.*
3.1        Specimen common stock certificate.*
3.2        Specimen Series A Preferred Stock certificate.*
3.3        Specimen Series B Preferred Stock certificate.*
3.4        Series A Warrant No. 1 from ConMat to Mentor Special Situation Fund, L.P. dated December 8, 1998.*
3.5        Series B Warrant No. 1 from ConMat to Mentor Management Company dated December 8, 1998.*
3.6        Option Agreement between ConMat and Paul A. DeJuliis dated December 8, 1998.*
10.1       Employment Agreement between ConMat and Paul A. DeJuliis dated December 8, 1998.*
10.2       Loan and Security Agreement between Polychem and General Electric Capital Corporation dated September
           30, 1998.*
10.3       $3,500,000 Revolving Credit Note payable by Polychem to General Electric Capital Corporation dated
           September 30, 1998.*
10.4       $1,500,000 Term Note payable by Polychem to General Electric Capital Corporation dated September 30,
           1998.*
10.5       Stock Pledge Agreement between ConMat and General Electric Capital Corporation dated December 8,
           1998.*
10.6       Guarantee dated December 8, 1998 between ConMat and General Electric Capital Corporation.*
10.7       Waiver and Amendment Agreement among General Electric Capital Corporation, ConMat, Polychem and
           Eastwind.*
10.8       $1,626,294 Term Note payable by Polychem to The Budd Company dated March 10, 1995.
10.9       Mortgage and Security Agreement between Polychem and General Electric Capital Corporation.
27         Financial Data Schedule.

-----------
*  Previously filed.

                            ConMat Technologies, Inc.
                   Index to Consolidated Financial Statements

                                                                                                           Page
                                                                                                           ----
Unaudited

Consolidated Balance Sheets as of March 31, 1999 and January 2, 1999........................................F-2
Consolidated Statements of Operations for the three month periods ended March 31, 1999 and March 31, 1998.....................................................................................F-3
Consolidated Statements of Cash Flows for the three month periods ended March 31, 1999 and March 31, 1998...................................................................................F-4
Notes to Consolidated Financial Statements..................................................................F-5

Audited

Report of Independent Certified Public Accounts..............................................................F-6
Consolidated Balance Sheets as of January 2, 1999 and January 3, 1998........................................F-7
Consolidated Statements of Operations for the fiscal years ended January 2, 1999 and January 3, 1998.........F-8
Consolidated Statements of Changes in Stockholders' Equity for the fiscal years ended January 2, 1999 and January 3, 1998.....................................................................................F-9
Consolidated Statements of Cash Flows for the fiscal years ended January 2, 1999 and January 3, 1998........F-10
Notes to Consolidated Financial Statements..................................................................F-11

                            ConMat Technologies, Inc.

                           CONSOLIDATED BALANCE SHEETS


                                       ASSETS                                               March 31,     January 2,
                                                                                              1999           1999
                                                                                          (Unaudited)      (Audited)
                                                                                          -----------     ----------
Current assets:
  Cash and cash equivalents                                                              $     93,876   $     29,430
  Accounts receivable - Trade, net of allowance for doubtful accounts                       3,720,931      2,622,261
  Inventories                                                                               1,109,106      1,159,545
  Prepaid expenses and other                                                                   17,543         14,768
  Prepaid income taxes                                                                         35,577         35,577
                                                                                         ------------   ------------
    Total current assets                                                                   $4,977,033      3,861,581

Property, plant and equipment, at cost less accumulated depreciation                        1,159,118      1,188,823


Deferred income taxes                                                                          78,493         78,493
Other Assets                                                                                  401,422        386,128
                                                                                         ------------   ------------
    Total assets                                                                         $  6,616,066   $  5,515,025
                                                                                         ============   ============

                  LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)

Current Liabilities:
  Line of credit                                                                         $  2,367,015   $  1,398,632
  Current portion of long-term debt                                                           625,260        625,260
  Current portion of capital lease obligations                                                113,891        103,744
  Accounts payable                                                                          1,623,023      1,183,913
  Accrued expenses                                                                            133,162        302,374
                                                                                         ------------   ------------
    Total current liabilities                                                               4,862,351      3,613,923

Long-term debt                                                                              1,919,461      2,075,775
Obligations under capital leases                                                              126,800        151,761
Other liabilities                                                                             159,056        181,900
                                                                                         ------------   ------------
    Total liabilities                                                                       7,067,668      6,023,359
                                                                                         ------------   ------------
Series B Preferred Stock, $.001 par value, 166,667 shares issued and outstanding              500,000        500,000

Stockholders' equity (deficiency)
  Series A Preferred Stock, $.001 par value, 10,000,000 shares authorized,
    1,333,333 shares issued and outstanding                                                     1,386          1,386
  Common stock, $.001 par value, 40,000,000 shares authorized,
    2,250,000 shares issued and outstanding                                                     2,250          2,250
  Additional paid-in capital                                                                 (472,486)      (472,486)
  Accumulated earnings (deficit)                                                             (432,750)      (489,482)
  Less note receivable for shares sold                                                        (50,000)       (50,000)
                                                                                         ------------   ------------
    Total stockholders' equity (deficiency)                                                  (951,602)    (1,008,334)
                                                                                         ------------   ------------
Total liabilities and stockholders' equity                                               $  6,616,066   $  5,515,025
                                                                                         ============   ============

                            ConMat Technologies, Inc.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                   (Unaudited)

           Three Month Periods Ended March 31, 1999 and March 31, 1998


                                                                                Three Months Ended March 31,
                                                                              --------------------------------
                                                                                 1999                  1998
                                                                              ----------            ----------

Net Sales to customers                                                        $3,076,866            $2,141,729
Cost of goods sold                                                             2,343,938             1,763,117
                                                                              ----------            ----------
    Gross profit                                                                 732,928               376,612
Selling, general and administrative expenses                                     527,478               484,450
Corporate support fees                                                            62,754               120,000
                                                                              ----------            ----------
    Operating (loss) income                                                      142,696              (225,838)
Interest expense                                                                (102,129)             (113,393)
Rental income                                                                     48,367                46,365
                                                                              ----------            ----------
    Profit (loss) before income tax expense                                       88,934              (292,866)
Income tax expense                                                               (32,200)                    0
                                                                              ----------            ----------
    NET PROFIT (LOSS)                                                         $   56,734            $ (292,866)
                                                                              ==========            ==========
Per share data - basic and diluted
  Net profit (loss per share)                                                 $     0.03            $    (0.15)
                                                                              ==========            ==========

                            ConMat Technologies, Inc.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                   (Unaudited)

           Three Month Periods Ended March 31, 1999 and March 31, 1998


                                                                                     Three Months Ended March 31,
                                                                                  ----------------------------------
                                                                                      1999                   1998
                                                                                  -----------             ----------
Cash flows from operating activities:
Net Income (loss)                                                                 $    56,734             $ (292,866)
Adjustments to reconcile net income (loss) to net cash provided by operating activities
  Depreciation and amortization                                                        79,259                 61,067
  Changes in assets and liabilities, net of effect from acquisitions
    (increase) decrease in assets
      Accounts receivable                                                          (1,098,670)               374,958
      Inventories                                                                      50,439                198,929
      Prepaid expenses                                                                 (2,775)               189,471
      Prepaid income taxes                                                             32,200                      0
      Patents, net                                                                     (5,183)               (11,375)
      Deferred financing charges                                                      (40,392)                     0
  Increase (decrease) in liabilities
      Accounts payable                                                                465,774               (400,956)
      Accrued expenses                                                               (183,176)              (159,052)
                                                                                  -----------             ----------
           Net cash provided by operating activities                                 (645,790)               (39,824)
                                                                                  -----------             ----------
Cash flows from investing activities
  Purchase of property and equipment                                                  (33,269)               (17,687)
                                                                                  -----------             ----------
           Net cash used in investing activities                                      (33,269)               (17,687)
                                                                                  -----------             ----------

Cash flows from financing activities
  Net (repayments) borrowings under lines of credit                                   968,384                243,983
  Repayments of term notes                                                           (156,315)               (88,850)
  Repayments of capitalized lease obligations                                         (27,558)               (19,196)
  Proceeds from capitalized lease obligations                                          45,000                      0
  Recapitalization costs                                                              (86,006)                     0
                                                                                  -----------             ----------
           Net cash used in financing activities                                      743,505                135,937
                                                                                  -----------             ----------
           NET INCREASE (DECREASE) IN CASH EQUIVALENTS                                 64,446                 78,426

Cash and cash equivalents at beginning of year                                         29,430                 63,840
                                                                                  -----------             ----------
Cash and cash equivalents at end of period                                        $    93,876             $  142,266
                                                                                  ===========             ==========



                    ConMat Technologies, Inc. and Subsidiary

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        March 31, 1999 and March 31, 1998


         Interim financial statements reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results for the periods. The January 2, 1999 balance sheet has been derived from the audited financial statements contained in this registration statement. These interim financial statements conform with the requirements for interim financial statements and consequently do not include all the disclosures normally required by generally accepted accounting principles. The results for the three months ended March 31, 1999 are not necessarily indicative of the results to be expected for the full year. Reporting developments have been updated where appropriate. In this connection, there are no significant changes in disclosures.

         Research and development costs are expensed as incurred. Such expenses were approximately $38,000 during the quarter ended March 31, 1999 and $40,000 during the quarter ended March 31, 1998.

               Report of Independent Certified Public Accountants



Board of Directors
ConMat Technologies, Inc.



         We have audited the accompanying consolidated balance sheets of ConMat Technologies, Inc. and Subsidiary (a Florida corporation) as of January 2, 1999, and January 3, 1998, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the fiscal years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ConMat Technologies, Inc. and Subsidiary as of January 2, 1999, and January 3, 1998, and the consolidated results of their operations and their consolidated cash flows for the fiscal years then ended, in conformity with generally accepted accounting principles.



                                                /s/ Grant Thornton LLP





Philadelphia, Pennsylvania
March 25, 1999

                    ConMat Technologies, Inc. and Subsidiary

                           CONSOLIDATED BALANCE SHEETS

                                                   ASSETS

                                                                                  January  2,         January 3,
                                                                                     1999                1998
                                                                                  -----------         -----------
Current assets
Cash and cash equivalents                                                         $    29,430         $    63,840
Accounts receivable, net                                                            2,622,261           3,524,622
    Due from related parties                                                                -              10,900
    Inventories                                                                     1,159,545           1,144,202
    Prepaid expenses                                                                   14,768             105,911
    Prepaid income taxes                                                               35,577              24,677
                                                                                  -----------         -----------
                  Total current assets                                              3,861,581           4,874,152
Property, plant and equipment, net                                                  1,188,823           1,232,162
Deferred income taxes                                                                  78,493              78,493
Other assets                                                                          386,128             286,438
                                                                                  -----------         -----------
                                                                                  $ 5,515,025         $ 6,471,245
                                                                                  ===========         -----------

                                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)

Current liabilities
    Lines of credit                                                               $ 1,398,632         $ 1,492,511
    Current portion of long-term debt                                                 625,260             680,660
    Current portion of capitalized lease obligations                                  103,744              68,947
    Accounts payable                                                                1,183,913           1,162,738
    Accrued expenses                                                                  302,374             247,620
                                                                                  -----------         -----------
                  Total current liabilities                                         3,613,923           3,652,476
Long-term debt                                                                      2,075,775           1,897,597
Capitalized lease obligations                                                         151,761             122,293
Other liabilities                                                                     181,900             209,170
                                                                                  -----------         -----------
                  Total liabilities                                                 6,023,359           5,881,536
                                                                                  -----------         -----------
Series B Preferred Stock, $.001 par value, 166,667 shares issued and outstanding      500,000                   -

Stockholders' equity (deficiency)
    Series A Preferred stock, $.001 par value, 10,000,000 shares authorized,
       1,386,666 shares issued and outstanding                                          1,386                   -
    Common stock, $.001 par value, 40,000,000 shares authorized, 2,250,000
       shares issued and outstanding                                                    2,250                   -
    Common stock, $.01 par value, 5,000,000 shares authorized, 1,000
       shares issued and outstanding                                                        -                  10
    Additional paid-in capital                                                       (472,488)            504,490
    Accumulated earnings (deficit)                                                   (489,482)             85,209
    Less note receivable for shares sold                                              (50,000)                  -
                                                                                  -----------         -----------
                  Total stockholders' equity (deficiency)                          (1,008,334)            589,709
                                                                                  -----------         -----------
                                                                                  $ 5,515,025         $ 6,471,245
                                                                                  ===========         ===========

   The accompanying notes are an integral part of these financial statements.

                    ConMat Technologies, Inc. and Subsidiary

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                Fiscal Year Ended
                                                                          ----------------------------
                                                                          January 2,        January 3,
                                                                             1999              1998
                                                                          ----------       -----------
Net sales                                                                 $9,069,668       $12,129,981
Cost of goods sold                                                         6,685,177         9,142,517
                                                                          ----------       -----------

                  Gross profit                                             2,384,491         2,987,464
Selling, general and administrative expenses                               2,055,063         2,119,615
Eastwind corporate support fees                                              480,000           640,000
                                                                          ----------

                  Operating (loss) income                                   (150,572)          227,849
Interest expense                                                            (609,996)         (406,021)
Rental income                                                                185,877           177,832
                                                                          ----------       -----------

                  Loss before income tax expense                            (574,691)             (340)
Income tax expense                                                                --           (63,573)
                                                                          ----------       -----------

                  NET LOSS                                                $ (574,691)      $   (63,913)
                                                                          ==========        ==========
Per share data - basic and diluted
    Net loss per share                                                    $    (0.28)      $     (0.03)
                                                                          ==========       ===========


   The accompanying notes are an integral part of these financial statements.

                    ConMat Technologies, Inc. and Subsidiary

     CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIENCY)

             Fiscal years ended January 2, 1999 and January 3, 1998

                                                                                                 Series A
                                                           Common stock                       Preferred stock
                                                   ---------------------------        ----------------------------
                                                      Shares           Amount            Shares           Amount
                                                   ----------         --------         ---------       -----------
Balance, January 1, 1997                               1,000          $     10                --        $       --
Cash dividends on common stock                            --                --                --                --
Net loss                                                  --                --                --                --
                                                   ---------          --------         ---------        ----------
Balance, January 3, 1998                               1,000                10                --                --
Reclassification of $.01 common stock                 (1,000)              (10)               --                --
Issuance of $.001 common stock and Series A
    Preferred Stock in connection with
    reclassification of equity                     2,000,000             2,000         1,333,333             1,333
Assumption of stockholders' liabilities                   --                --                --                --
Issuance of Series A preferred stock                      --                --            53,333                53
Issuance of common stock                             250,000               250                --                --
Receivable from stockholder                               --                --                --                --
Capital repayment                                         --                --                --                --
Net loss                                                  --                --                --                --
                                                   ---------           -------         ---------        ----------
Balance, January 2, 1999                           2,250,000          $  2,250         1,386,666        $    1,386
                                                   =========           =======         =========        ==========


                                                                                         Note           Total
                                                 Additional        Accumulated        receivable     stockholders'
                                                  paid-in           earnings          for shares        equity
                                                capital, net        (deficit)            sold         (deficiency)
                                                ------------      ------------        ----------     -------------
Balance, January 1, 1997                        $   504,490       $   917,068         $               $ 1,421,568
Cash dividends on common stock                           --          (767,946)               --          (767,946)
Net loss                                                 --           (63,913)               --           (63,913)
                                                -----------       -----------         ---------       -----------
Balance, January 3, 1998                            504,490            85,209                --           589,709
Reclassification of $.01 common stock                    --                --                --               (10)
Issuance of $.001 common stock and Series A
    Preferred Stock in connection with
    reclassification of equity                     (176,675)               --                --          (173,342)
Assumption of stockholders' liabilities            (760,000)               --                --          (760,000)
Issuance of Series A preferred stock                159,947                --                --           160,000
Issuance of common stock                             49,750                --                --            50,000
Receivable from stockholder                              --                --           (50,000)          (50,000)
Capital repayment                                  (250,000)               --                --          (250,000)
Net loss                                                 --          (574,691)               --                 -
                                                -----------       -----------         ---------       -----------
Balance, January 2, 1999                        $   472,488       $  (489,482)        $ (50,000)      $(1,008,334)
                                                ===========       ===========         =========       ===========



    The accompanying notes are an integral part of this financial statement.

                    ConMat Technologies, Inc. and Subsidiary

                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                             Fiscal year ended
                                                                                       -----------------------------
                                                                                         January 2,      January 3,
                                                                                            1999             1998
                                                                                       -------------    ------------
Cash flows from operating activities
    Net loss                                                                           $   (574,691)    $   (63,913)
    Adjustments to reconcile net loss to net cash provided by
          operating activities
       Depreciation and amortization                                                        312,980         233,354
       Changes in assets and liabilities, net of effect from acquisitions
          (Increase) decrease in assets
              Accounts receivable                                                           902,361         467,378
              Inventories                                                                   (15,343)        434,495
              Prepaid expenses                                                               91,143        (212,334)
              Prepaid income taxes                                                          (10,900)        (33,076)
              Patents, net                                                                  (25,666)        (54,668)
              Deferred financing charges                                                   (166,660)              -
          Increase (decrease) in liabilities
              Accounts payable                                                               21,175         188,082
              Accrued expenses                                                              (45,256)       (220,391)
              Other current liabilities                                                           -        (225,607)
              Other liabilities                                                             (27,270)        (91,589)
                                                                                       ------------      ----------
                  Net cash provided by operating activities                                 461,873         421,731
                                                                                       ------------      ----------
Cash flows from investing activities
    Purchase of property and equipment                                                     (177,005)       (125,651)
    Advances to affiliated companies                                                         10,900         (10,900)
    Other                                                                                         -         (80,000)
                                                                                       ------------      ----------
                  Net cash used in investing activities                                    (166,105)       (216,551)
                                                                                       ------------      ----------
Cash flows from financing activities
    Net (repayments) borrowings under lines of credit                                       (93,879)      1,182,372
    Borrowings on term notes                                                              1,800,000               -
    Repayments of term notes                                                             (1,677,222)       (356,400)
    Repayments of capitalized lease obligations                                             (84,155)        (52,012)
    Proceeds from capitalized lease obligations                                             148,420          69,922
    Recapitalization costs                                                                 (173,342)              -
    Repayment of subordinated debenture                                                           -        (360,000)
    Dividends on common stock                                                                     -        (767,946)
    Capital distribution                                                                   (250,000)              -
                                                                                       ------------      ----------
                  Net cash used in financing activities                                    (330,178)       (284,064)
                                                                                       ------------      ----------
                  NET DECREASE IN CASH AND CASH EQUIVALENTS                                 (34,410)        (78,884)
Cash and cash equivalents at beginning of year                                               63,840         142,724
                                                                                       ------------      ----------
Cash and cash equivalents at end of year                                               $     29,430     $    63,840
                                                                                       ============     ===========
Supplemental cash flow information
    Cash paid for interest                                                             $    609,996     $   406,021
                                                                                       ============     ===========
    Cash paid for taxes                                                                $          -     $    25,000
                                                                                       ============     ===========
    Noncash transactions
       Assumption of stockholders' liabilities                                         $    760,000     $         -
                                                                                       ============     ===========


   The accompanying notes are an integral part of these financial statements.

                    ConMat Technologies, Inc. and Subsidiary

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                       January 2, 1999 and January 3, 1998


NOTE A - NATURE OF BUSINESS

         ConMat Technologies, Inc. (ConMat or the Company), organized under the laws of the State of Florida, is engaged in the development and manufacture of proprietary custom engineered plastics and composite products for industrial end users with a special emphasis on the wastewater treatment marketplace. ConMat conducts its operations through its wholly owned subsidiary, the Polychem Corporation (Polychem), located in Phoenixville, Pennsylvania. Polychem manufactures and sells clarifier components for wastewater treatment applications and other plastic-molded products, including buckets, sprockets, and bearings. The wastewater treatment market is global in nature, and Polychem presently sells products internationally in Western Europe, Asia and South America, as well as in the United States.

NOTE B - BASIS OF PRESENTATION

         The consolidated financial statements include the accounts of ConMat and its wholly owned subsidiary, Polychem.

         On December 8, 1998, ConMat, a non-operating public company with 1,000,000 common shares outstanding and immaterial net assets, acquired 100% of the outstanding common stock of Polychem from The Eastwind Group, Inc. (Eastwind) (the Acquisition). The Acquisition resulted in the owners and management of Polychem having effective operating control of the combined entity.

         Under generally accepted accounting principles, the Acquisition is considered to be a capital transaction in substance, rather than a business combination. That is, the Acquisition is equivalent to the issuance of stock by Polychem for the net monetary assets of ConMat, accompanied by a recapitalization, and is accounted for as a change in capital structure. Accordingly, the accounting for the Acquisition is identical to that resulting from a reverse acquisition, except that no goodwill is recorded. Under reverse takeover accounting, the post reverse-acquisition comparative historical financial statements of the "legal acquirer" (ConMat), are those of the "legal acquiree" (Polychem) (i.e. the accounting acquirer).

         Accordingly, the consolidated financial statements of ConMat as of January 2, 1999, and January 3, 1998, and for the fiscal years then ended, are the historical financial statements of Polychem for the same periods adjusted for the following transactions contained in the Share Exchange Agreement executed at consummation of the Acquisition. The basic structure and terms of the Acquisition, together with the applicable accounting effects, were as follows:

         o ConMat acquired all of the outstanding shares of common stock of Polychem from Eastwind in exchange for (I) 1,000,000 shares of newly issued common stock of ConMat and (II) 1,333,333 shares of newly issued cumulative, 2%, Series A convertible preferred stock of ConMat (Series A Preferred Stock). The common stock and Series A Preferred Stock exchanged, in addition to the existing ConMat shares outstanding, collectively resulted in the recapitalization of the Company. Earnings per share (EPS) calculations include the Company's change in capital structure for all periods presented.

        o ConMat assumed and, in certain instances, discharged the following liabilities of Eastwind: (I) $160,000 owed to Eastwind's former Chairman and Chief Executive Officer, who is the current Chairman and Chief Executive Officer of ConMat, discharged by the issuance of 53,333 shares of Series A Preferred Stock; (II) $100,000 owed to Clifton Capital, Ltd.; and (III) $500,000 owed to Mentor Special Situation Fund, L.P. (Mentor), discharged by the issuance to Mentor of 166,667 shares of newly issued cumulative, 8%, Series B Preferred Stock of ConMat plus warrants to purchase 166,667 shares of ConMat common stock, at $3.00 per share. The general partner of Mentor is a member of ConMat's Board of Directors. ConMat issued an option to purchase 30,000 shares of common stock to this director for $1.00 per share.

         o At closing, Eastwind issued to Polychem a promissory note in the amount of $940,000 to evidence certain outstanding amounts owed by Eastwind to Polychem for prior advances, secured by the pledge of 313,333 shares of Series A Preferred Stock. This amount, in addition to other amounts owed to Polychem by Eastwind, was accounted for as distributions in the form of dividends on common stock to Eastwind in the periods the distributions were made.

         The Company incurred $173,342 of costs related to the Acquisition. These costs were recorded as reductions to additional paid-in capital in connection with the reclassification of equity resulting from the recapitalization.

                    ConMat Technologies, Inc. and Subsidiary

                       January 2, 1999 and January 3, 1998


NOTE C - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1.       Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.       Cash and Cash Equivalents

         The Company's cash management system provides for the short-term investment of cash and the transfer or deposit of sufficient funds to cover checks as they are submitted for payment. The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

3.       Inventories

         Inventories consist of raw materials, work-in-process, and finished goods. Work-in-process and finished goods include raw materials, direct labor, and a portion of manufacturing overhead. The Company's inventory is stated at the lower of cost or market, with cost determined by the last-in, first-out
(LIFO) method.

4.       Property, Plant and Equipment

         Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is recorded using the straight-line and accelerated depreciation methods over the estimated useful lives of the assets. Leasehold improvements are amortized over the term of the lease or estimated useful life, whichever is shorter.

5.       Research and Development Costs

         The Company expenses research and development costs as incurred. Research and development costs were approximately $140,000 for the year ended January 2, 1999 and $155,000 for the year ended January 3, 1998.

6.       Income Taxes

         The Company accounts for its income taxes under the liability method specified by Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. Deferred tax expense is the result of changes in deferred tax assets and liabilities.

 7.      Loss Per Share

         The Company reports earnings per share in accordance with the provisions of SFAS No. 128, Earnings Per Share. SFAS No. 128 requires presentation of basic and diluted earnings per share in conjunction with the disclosure of the methodology used in computing such earnings per share. Basic earnings per share excludes dilution and is computed by dividing income available to common shareholders by the weighted average common shares outstanding during the period. Diluted earnings per share takes into account the potential dilution that could occur if securities or other contracts to issue common stock were exercised and converted into common stock.

                    ConMat Technologies, Inc. and Subsidiary

                       January 2, 1999 and January 3, 1998


NOTE C - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued


         The following are the basic and diluted earnings per share calculations for the periods presented:

                                                      January 2,                 January 3,
                                                         1999                       1998
                                                     ------------               -----------
Loss per share
Net loss                                             $  (574,691)               $   (63,913)
                                                     ===========                ===========
Weighted average shares outstanding                    2,017,170                  2,000,000
                                                     -----------                -----------
Basic and diluted loss per share                     $     (0.28)               $     (0.03)
                                                     ===========                ============

         Series A Preferred Stock, convertible into 1,386,666 and 1,333,333 shares of common stock, were outstanding during the fiscal years ended January 2, 1999, and January 3, 1998, respectively, which were not included in the computation of diluted earnings per share because to do so would be antidilutive.

         There were stock options outstanding at January 2, 1999, to purchase 280,000 shares of common stock which were not included in the computation of diluted earnings per share because to do so would be antidilutive.


NOTE D - ACCOUNTS RECEIVABLE

                                                                January 2,         January 3,
                                                                   1999               1998
                                                              ------------        ------------
         Trade receivables                                    $ 2,241,801         $ 3,401,519
         Retainage receivables                                    608,481             361,124
         Allowance for doubtful accounts                          (75,000)            (85,000)
                                                              -----------         -----------
                                                                2,775,282           3,677,643
         Less retainage receivables due in over one year          153,021             153,021
                                                              -----------         -----------
                                                              $ 2,622,261         $ 3,524,622
                                                              ===========         ===========

         The Company sells clarifier components to general contractors for use in building and maintaining wastewater treatment facilities operated by government municipalities. Sales of these components under contracts generally require retainage provisions which become due upon completion of the entire contract. Retainage receivables expected to be collected after one year are included in other assets in the accompanying balance sheets.

NOTE E - INVENTORIES

                                                               January 2,          January 3,
                                                                  1999                1998
                                                               ----------          ----------
         Raw materials                                         $  327,412          $  320,826
         Work-in-process                                          362,255             356,763
         Finished goods                                           469,878             466,613
                                                               ----------          ----------
                                                               $1,159,545          $1,144,202
                                                               ==========          ==========

         Had the FIFO method of valuing inventory been used, the value of inventories would not have been significantly different as of January 2, 1999, and January 3, 1998.

                    ConMat Technologies, Inc. and Subsidiary

                       January 2, 1999 and January 3, 1998



NOTE F - PROPERTY, PLANT AND EQUIPMENT


                                        Estimated           January 2,          January 3,
                                       useful lives            1999                1999
                                       -------------        ----------          ----------
Land                                   -                    $   56,000          $   56,000
Buildings and improvements             10 - 15 years           976,155             968,826
Machinery and equipment                 3 -  7 years           860,612             690,935
                                                            ----------          ----------
                                                             1,892,767           1,715,761
   Less accumulated depreciation                               703,944             483,599
                                                             1,188,823           1,232,162
                                                            ==========          ==========


         Depreciation expense was $220,345 and $199,668 for the fiscal years ended January 2, 1999, and January 3, 1998, respectively.

         Machinery and equipment as of January 2, 1999, and January 3, 1998, includes $448,236 and $299,816, respectively, of equipment under capital leases, with accumulated depreciation of $192,731 and $108,576, respectively.

NOTE G - OTHER ASSETS

                                                     January 2,             January 3,
                                                        1999                   1998
                                                     ----------             ----------
Retainage receivables due in over one year            $153,021               $153,021
Deferred financing, net                                152,773                 78,749
Patents, net                                            80,334                 54,668
                                                      --------               --------
                                                      $386,128               $286,438
                                                      ========               ========


                    ConMat Technologies, Inc. and Subsidiary

                       January 2, 1999 and January 3, 1998


NOTE H - LINES OF CREDIT AND LONG-TERM DEBT

On September 30, 1998, Polychem entered into a three year loan and security agreement (the Agreement) with a commercial lender which provided to Polychem a revolving credit line up to $3,500,000 based upon eligible accounts receivable and inventory, as defined. The revolving credit line bears interest at the index rate, based on the rate for 30-day dealer paper, plus 4.75% (9.65% at January 2, 1999). The Agreement also provided for a term loan for $1,500,000, secured by real estate and equipment, with interest at the index rate plus 6.5% (11.4% at January 2, 1999). At January 2, 1999, the Company was not in compliance with certain financial covenants contained in the Agreement with respect to $2,798,632 of obligations. These instances of noncompliance were waived by the commercial lender.

At January 2, 1999, there was approximately $286,000 available for advances under the revolving line of credit.

                                                                                        January 2,          January 3,
                                                                                          1999                1998
                                                                                        ----------          ----------
Polychem term note payable to the Budd Company, interest at 8%, principal payable in quarterly installments of $81,305, commencing
March 1998 through March 2003                                                           $1,301,035          $1,626,093

Polychem note payable, interest at index rate plus 6.5% (11.4% at January 2,
1999), payable in 36 monthly installments of $25,000 plus
interest, with a final payment in September 2001                                         1,400,000                  --

Polychem note payable to bank, interest at the bank's prime rate plus 1.5% (10%
at January 3, 1998), payable in 18 monthly installments of $21,155 and 41 monthly installments of $29,617 plus interest, with a
final payment in March 2000                                                                     --             952,164
                                                                                        ----------          ----------
                                                                                         2,701,035           2,578,257
Less current portion                                                                       625,260             680,660
                                                                                        $2,075,775          $1,897,597
                                                                                        ==========          ==========

         Maturities on these obligations at January 2, 1999 are as follows:

                  2000                       625,260
                  2001                       625,260
                  2002                     1,125,259
                  2003                       325,256
                  ----                     ---------
                                           2,701,035

         The carrying amounts of the Company's long-term debt approximate their fair value as of January 2, 1999, and January 3, 1998. The fair value of the Company's long-term debt is estimated using discounted cash flow analyses based on the Company's incremental borrowing rate for similar types of borrowing arrangements.

         Interest expense of $414,123 and $266,831 on the term notes was charged to operations for the years ended January 2, 1999, and January 3, 1998, respectively.

                    ConMat Technologies, Inc. and Subsidiary

                       January 2, 1999 and January 3, 1998


NOTE I - CAPITALIZED LEASE OBLIGATIONS

         The Company leases certain equipment under capital leases. The weighted average interest rate was 9.96% and 14.2% for the years ended January 2, 1999, and January 3, 1998, respectively. Interest expense of $23,184 and $24,553 on the capitalized lease obligations was charged to operations for the years ended January 2, 1999, and January 3, 1998, respectively. Future minimum lease payments as of January 2, 1999, are as follows:

              1999                                              $  122,958
              2000                                                  88,168
              2001                                                  44,356
              2002                                                  25,439
              2003                                                  10,600
                                                                ----------
         Total minimum lease payments                              291,521
         Less amounts representing interest                         36,016
                                                                ----------
         Present value of future minimum lease payments            255,505
         Less current portion                                      103,744
                                                                ----------
                                                                $  151,761
                                                                ==========

NOTE J - EMPLOYEE BENEFIT PLANS

1.       Defined Contribution Plans

         Management and nonunion employees of Polychem participate in a qualified 401(k) savings plan. Participants can contribute a portion of their pretax compensation, and Polychem matches 50% of the first 4% of compensation contributed by the employee. Contributions to the plan for the years ended January 2, 1999, and January 3, 1998, were $29,093 and $30,270, respectively. Participants vest in Polychem's contributions pro rata over two to five years. At the direction of the Board of Directors, Polychem may elect to contribute a maximum of 9% of each employee's compensation, in addition to the regular match, if sufficient profits are generated. Discretionary contributions were $-0- and $93,964 for the years ended
 January 2, 1999, and January 3, 1998, respectively.

 2.      Defined Benefit Pension Plan

         Polychem maintains a non-contributory defined benefit pension plan for hourly union employees. The pension benefits are based on years of service and the benefit rate in effect at the date of retirement.

                    ConMat Technologies, Inc. and Subsidiary

                       January 2, 1999 and January 3, 1998


NOTE J - EMPLOYEE BENEFIT PLANS - Continued


         The plan status was as follows:

                                                                                   January 2,          January 3,
                                                                                      1999                1998
                                                                                  -----------         -----------
         Change in benefit obligation
              Benefit obligation at beginning of year                             $ 2,213,711         $ 2,146,767
              Service cost                                                             31,139              28,445
              Interest cost                                                           148,996             155,221
              Actual gain                                                             120,755             102,831
              Benefits paid                                                          (185,822)           (219,553)
                                                                                  -----------         -----------

              Benefits obligation at end of year                                    2,328,779           2,213,711

         Change in plan assets
              Fair value of plan assets at beginning of year                        2,157,972           1,907,362
              Actual return on plan assets                                            316,663             470,163
              Employer contribution                                                        --                  --
              Benefits paid                                                          (185,822)           (219,553)
                                                                                  -----------         -----------
              Fair value of plan assets at end of year                              2,288,813           2,157,972
              Funded status                                                            39,966              55,739
              Unrecognized net actuarial gain                                         233,319             221,635
              Unrecognized prior service cost                                         (55,872)            (61,393)
                                                                                  -----------         -----------
              Prepaid (accrued) benefit cost                                      $   217,413         $   215,981
                                                                                  ===========         ===========

         Weighted average assumptions as of December 31
              Discount rate                                                              6.75%               7.00%
              Expected return on plan assets                                             9.00%               9.00%

         Components of net periodic benefit cost
              Service cost                                                        $   (31,139)        $   (28,445)
              Interest cost                                                          (148,996)           (155,221)
              Expected return on plan assets                                          316,663             470,163
              Amortization of prior service cost                                       (5,521)             (5,521)
              Recognized net actuarial loss                                          (132,439)           (308,375)
                                                                                  -----------         -----------
              Net periodic benefit cost                                           $    (1,432)        $   (27,399)
                                                                                  ===========         ===========

3. Postretirement Life Insurance Benefits

         Polychem provides postretirement life insurance benefits to all union employees. The life insurance plan provides coverage ranging from $3,000 to $6,000 for qualifying retired employees. A discount rate of 7% was used in determining the actuarial present value of the obligations as of January 2, 1999, and January 3, 1998. The unfunded accumulated postretirement benefit obligation as of January 2, 1999, and January 3, 1998, was $20,000 and $25,782, respectively, and the net periodic postretirement benefit cost for the years ended January 2, 1999, and January 3, 1998, was immaterial.

                    ConMat Technologies, Inc. and Subsidiary

                       January 2, 1999 and January 3, 1998



NOTE K - INCOME TAXES

         The components of income tax expense are as follows:

                                              January 2,      January 3,
                                                 1999            1998
                                              ----------      ----------
         Current
              Federal                          $     -        $      -
              State                                  -           7,240
                                               -------        --------
                                                     -           7,240
                                               -------        --------
         Deferred
              Federal                          $     -        $  6,333
              State                                  -              -
                                               -------        --------
                                                     -          56,333
                                               -------        --------
                                                                56,333
                                               $     -        $ 63,573
                                               =======        ========

         The reconciliation of the statutory federal rate to the Company's effective income tax rate is as follows:

                                                                                  January 2,        January 3,
                                                                                    1999               1998
                                                                                 -----------       -----------
         Statutory tax (benefit) provision                                       $(195,395)          $  (116)
         State income tax provision, net of federal tax benefit                          -             4,778
              Increase (decrease) in valuation allowance                           189,492            46,944
              Nondeductible expense                                                  4,027             5,841
              Other                                                                  1,876             6,126
                                                                                 ---------           -------
                                                                                 $       -           $63,573
                                                                                 =========           =======

         Under SFAS No. 109, Accounting for Income Taxes, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates.

         The tax effect of temporary differences that give rise to deferred income taxes is as follows:

                                                                                   January 2,          January 3,
                                                                                      1999                1998
                                                                                  -----------         -----------
         Deferred Tax Assets
             Accruals and reserves                                                $    25,500         $    28,900
             Inventory                                                                 62,906              49,498
             Net operating loss carryforwards                                         166,406                   -
             Valuation allowance on deferred tax asset                               (236,436)            (46,944)
             Other                                                                     60,117              47,039
                                                                                  -----------         -----------
                                                                                  $    78,493         $    78,493
                                                                                  ===========         ===========

         At January 2, 1999, the Company had approximately $500,000 of net operating loss carryforwards expiring in 2018. A valuation allowance has been recorded to reflect a net deferred tax asset that management believes is realizable in future tax years from income from operations.

                    ConMat Technologies, Inc. and Subsidiary

                       January 2, 1999 and January 3, 1998


NOTE L - COMMITMENTS AND CONTINGENCIES

1.       Operating Leases

         The Company leases certain facilities and equipment under noncancellable operating leases that expire through May 2001. Rent expense of $31,148 and $30,458 has been charged to operations for the years ended January 2, 1999, and January 3, 1998, respectively. Minimum future rental payments under leases as of January 2, 1999, are as follows:

              1999                          $  27,204
              2000                             16,695
              2001                                490
                                            ---------
                                            $  44,389
                                            =========

 2.      Litigation

         ConMat is currently a defendant in a Pennsylvania state court action filed on January 28, 1999. The plaintiff maintains that Eastwind, his former employer, breached the terms of his severance agreement, and that the sale of Polychem to ConMat was part of a conspiracy to avoid payments to him and has violated Pennsylvania's Uniform Fraudulent Act. Among the other named defendants is the Chairman and Chief Executive Officer of ConMat who was the former Chief Executive Officer of Eastwind.

         Initially, the plaintiff sought a temporary restraining order and preliminary injunction seeking to set aside the sale of Polychem to ConMat. However, by Order dated February 19, 1999, the Court denied plaintiffs' request for injunctive relief. ConMat subsequently filed preliminary objections to the complaint seeking to have itself dismissed as a party to the action. Currently, the parties are preparing briefs relating to ConMat's preliminary objections and a decision by the Court is not expected until July 1999 at the earliest.

         From time to time, ConMat and its subsidiary are parties to routine litigation which arises in the normal course of business. In the opinion of management, the resolution of these lawsuits would not have a material adverse effect on the Company's consolidated financial position or consolidated results of operations.

NOTE M - EMPLOYMENT AGREEMENTS

          In conjunction with the Acquisition, ConMat entered into an Employment Agreement with ConMat's Chief Executive Officer and Chairman of the Board of Directors. Under the agreement, he will be paid an annual base salary ranging from $170,000 to $250,000, depending on ConMat's annual net income. As additional incentive compensation, upon executing the Employment Agreement, he received (i) 250,000 shares of common stock for an aggregate purchase price of $50,000, paid by delivery of a two-year promissory note at 5% interest; and (ii) 250,000 options to purchase shares of common stock at an exercise price of $3.00 per share (the Stock Option Award). 50,000 of the options are exercisable following registration of the underlying shares of common stock. 100,000 of the options are exercisable following registration of the underlying common stock if ConMat realizes $750,000 in pre-tax income during a fiscal year. The remaining 100,000 options are exercisable following registration of the underlying shares of common stock if ConMat realizes $1,000,000 in pre-tax income during a fiscal year. All of the options expire ten years from the grant date and are immediately exercisable upon a merger, sale of assets, or other transaction resulting in a change of control in which the holders of shares of common stock receive not less than $5.00 per share.

         The Stock Option Award is accounted for under Accounting Principles Board (APB) Opinion No. 25 and related interpretations. Had compensation cost for the options been determined based on the fair value of the options on the grant date consistent with the method of SFAS No. 123, Accounting for Stock Based Compensation, the Company's net loss per share for the fiscal year ended January 2, 1999, would not be materially different from the amount reported.

                    ConMat Technologies, Inc. and Subsidiary

                       January 2, 1999 and January 3, 1998



NOTE N - INDUSTRY SEGMENT AND FOREIGN SALES INFORMATION

         Management has determined that it operates in one industry segment (see note A).

         For the year ended January 2, 1999, Polychem's sales to foreign customers were approximately $2,826,505, or 31.2% of consolidated net sales, and consist of sales to customers in Asia (15.2%), Europe (11.0%), and North America (5.0%). Receivables from these customers were approximately $339,096 as of January 2, 1999.

         For the year ended January 3, 1998, Polychem's sales to foreign customers were approximately $2,722,000, or 22.4% of consolidated net sales, and consist of sales to customers in Asia (3.6%), Europe (10.7%), and North America (8.1%).

                                    SIGNATURE

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          ConMat Technologies, Inc.


Date: June 16, 1999                   By: /s/ Paul A. DeJuliis
                                          ------------------------------------
                                          Paul A. DeJuliis
                                          Chief Executive Officer and
                                          Chairman of the Board of Directors

                                Index to Exhibits


Exhibit
Number        Description
-------       -----------
10.8          $1,626,294 Term Note payable by Polychem to The Budd Company dated
              March 10, 1995.
10.9          Mortgage and Security Agreement between Polychem and General
              Electric Capital Corporation.
27            Financial Data Schedule.